4/10

Follow-Up Materials

06012400

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Public Power Corp.

*CURRENT ADDRESS

PROCESSED

APR 1 1 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34707 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/10/06

PUBLIC POWER CORPORATION S.A.

Consolidated and Separate Financial Statements

December 31, 2005

in accordance with International Financial Reporting Standards, adopted by the European Union

INDEX TO THE FINANCIAL STATEMENTS

ENGLISH TRANSLATION FROM THE GREEK ORIGINAL

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF
PUBLIC POWER CORPORATION S.A.:

We have audited the accompanying financial statements as well as the consolidated financial statements of Public Power Corporation S.A. as of and for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraphs, we conducted our audit in accordance with the Greek Auditing Standards, which are based on the International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, evaluating the overall financial statement presentation as well as assessing the consistency of the Board of Directors' report with the aforementioned financial statements. We believe that our audit provides a reasonable basis for our opinion.

We were not able to obtain direct confirmation for suppliers' and contractors' balances outstanding as at December 31, 2005, of approximately Euro 12.4 million in the aggregate. We were not able to verify the above balances by applying alternative audit procedures and, accordingly we are not in a position to conclude on the possible impact of the above matter on the financial statements.

The Company is currently in the process of investigating net credit differences of approximately Euro 1.3 million (debit differences of approximately Euro 4.6 million and credit differences of approximately Euro 5.9 million) between the Company's accounting records and the balances confirmed with suppliers and contractors. Accordingly we are not in a position to conclude on the possible impact of the above matter on the financial statements.

As at December 31, 2005, included in both the Group and the Company balance sheets, under the caption "Materials, spare parts and supplies" are debit and credit balances of approximately Euro 21.8 million and Euro 18.5 million, respectively, which relate to purchased materials in transit and which show no movement for over one year. The Company is currently in the process of investigating the above balances and accordingly we are not in a position to determine the impact that this exercise will have on the financial statements.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to verify the balances discussed in the third paragraph above and had the Company's process for the investigation of the amounts discussed in the fourth and fifth paragraphs above, been completed, the aforementioned financial statements give a true and fair view of the financial position of the Company and that of the Group as of December 31, 2005 and the results of its operations and those of the Group and their cash flows and changes in shareholders' equity for the year then ended in accordance with the International Financial Reporting Standards that have been adopted by the European Union and the Board of Directors' report is consistent with the aforementioned financial statements.

Without qualifying our opinion, we draw attention to Note 36(e) to the financial statements. Based on the 1691/2005 and 1688/2005 decisions of the Supreme Court the environmental permits for the projects relating to the diversion of the Acheloos were repealed. As a result of the above decisions the permit for the construction of the Messochora hydroelectric power plant, which is under construction, was also repealed. In December 2005 the Company filed with the competent authorities a new environmental study for the Messochora plant in order to disassociate the construction of the plant from the Acheloos river diversion project. As at December 31, 2005, the costs incurred in relation with the construction of the above plant totaled approximately Euro 266.0 million and are included in "Construction in progress" in the accompanying 2005 balance sheet (Group and Parent). The ultimate outcome of the matter cannot presently be determined, and no provision for any loss that may result, in the case the permit for the completion and operation of the plant is not granted by the competent authorities, has been made in the financial statements.

Athens, March 30, 2006

Dimitrios Konstantinou
A.M.ICA(GR) 16201

ERNST & YOUNG (HELLAS)
CERTIFIED AUDITORS ACCOUNTANTS S.A.
(SOEL No. 107)
11th Klm Nt Rd Athens-Lamia
144 51 Metamorphosis

ERNST & YOUNG

PUBLIC POWER CORPORATION S.A.
STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

		Group		Company	
	Note	2005	2004	2005	2004
REVENUES:					
Revenue from energy sales	6	3,965,288	3,791,496	3,965,288	3,791,496
Other	6	325,572	303,517	325,572	303,517
		4,290,860	**4,095,013**	**4,290,860**	**4,095,013**
EXPENSES:					
Payroll cost	7	952,123	885,515	952,123	885,515
Lignite		687,654	611,664	687,654	611,664
Liquid Fuel		592,573	427,175	592,573	427,175
Natural Gas		392,513	306,665	392,513	306,665
Depreciation and Amortization	8	484,614	461,797	484,614	461,797
Energy purchases		239,995	183,376	239,995	183,376
Materials and consumables		103,342	96,783	103,342	96,783
Transmission system usage	2	269,279	258,023	269,279	258,023
Utilities and maintenance		78,805	94,382	78,805	94,382
Third party fees		21,510	20,865	21,510	20,865
Emission allowances		12,603	-	12,603	-
Provision for risks		2,683	220	2,683	220
Provision for slow – moving materials	18	6,529	562	6,529	562
Allowance for doubtful balances		22,006	4,684	22,006	4,684
Financial expenses	9	154,747	165,817	154,745	165,811
Financial income	10	(32,919)	(35,212)	(32,709)	(35,142)
Other (income) expenses, net	11	81,306	91,824	80,826	91,217
Share of loss of associates	16	13,214	8,242	-	-
Foreign currency (gains) losses, net		6,719	10,360	6,719	10,360
PROFIT BEFORE TAX		**201,564**	**502,271**	**215,050**	**511,056**
Income tax expense	12	(65,848)	(209,145)	(63,124)	(211,792)
PROFIT AFTER TAX		**135,716**	**293,126**	**151,926**	**299,264**
Earnings per share, basic and diluted		0.58	1.26	0.65	1.29
Weighted average number of shares		232,000,000	232,000,000	232,000,000	232,000,000

The accompanying notes are an integral part of these financial statements.

PUBLIC POWER CORPORATION S.A.
BALANCE SHEETS
DECEMBER 31, 2005

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

		Group		Company	
ASSETS	**Note**	**31/12/2005**	**31/12/2004**	**31/12/2005**	**31/12/2004**
Non – Current Assets:					
Property, plant and equipment, net	13	11,175,439	9,705,934	11,175,434	9,705,927
Software, net	14	15,658	8,281	15,658	8,281
Investments in subsidiaries	15	-	-	65,098	63,398
Investments in associates	16	4,544	17,372	144	144
Other non- current assets		7,495	9,652	7,495	9,652
Deferred tax assets	12	-	90,290	-	87,643
Total non-current assets		11,203,136	9,831,529	11,263,829	9,875,045
Current Assets:					
Materials, spare parts and supplies, net	18	557,834	582,669	557,834	582,669
Trade receivables, net	19	695,072	660,437	695,072	660,437
Other receivables, net	20	86,545	68,789	87,209	69,408
Income tax receivable		20,709	-	20,709	-
Other current assets		20,974	7,781	20,974	7,781
Marketable and other securities	21	40,203	28,439	40,203	28,439
Cash and cash equivalents	22	38,176	28,071	29,351	20,274
Total Current Assets		1,459,513	1,376,186	1,451,352	1,369,008
Total Assets		12,662,649	11,207,715	12,715,181	11,244,053
EQUITY AND LIABILITIES					
EQUITY:					
Share capital	23	1,067,200	1,067,200	1,067,200	1,067,200
Share premium		106,679	106,679	106,679	106,679
Legal reserve	24	40,398	33,319	40,398	33,319
Revaluation surplus		4,175,422	3,145,640	4,175,422	3,145,640
Reversal of fixed assets' statutory revaluation surplus included in share capital	13	(947,342)	(947,342)	(947,342)	(947,342)
Other Reserves	25	256,265	242,062	256,265	242,062
Retained earnings		510,159	573,812	562,725	610,168
Total Equity		5,208,781	4,221,370	5,261,347	4,257,726
Non-Current Liabilities:					
Interest bearing loans and borrowings	27	3,197,083	3,107,427	3,197,083	3,107,427
Post retirement benefits	29	230,698	226,637	230,698	226,637
Provisions	30	206,734	216,396	206,734	216,396
Deferred tax liabilities	12	285,115	-	285,115	-
Deferred customers' contributions and subsidies	31	1,559,507	1,421,145	1,559,507	1,421,145
Other non-current liabilities	32	415,332	386,794	415,332	386,794
Total Non-Current Liabilities		5,894,469	5,358,399	5,894,469	5,358,399
Current Liabilities:					
Trade and other payables	33	803,264	789,298	803,230	789,280
Short – term borrowings	34	143,900	187,050	143,900	187,050
Current portion of interest bearing loans and borrowings	27	492,180	397,157	492,180	397,157
Derivative liability	28	13,827	28,475	13,827	28,475
Dividends payable	26	183	211	183	211
Income tax payable		-	120,845	-	120,845
Accrued and other current liabilities	35	106,045	104,910	106,045	104,910
Total Current Liabilities		1,559,399	1,627,946	1,559,365	1,627,928
Total Liabilities and Equity		12,662,649	11,207,715	12,715,181	11,244,053

The accompanying notes are an integral part of these financial statements.

.IC POWER CORPORATION S.A.
;OLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
:MBER 31, 2005

ıounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Fixed Assets Statutory Revaluation Surplus	Other Reserves: Marketable Securities Valuation Surplus	Other Reserves: Tax - free and Other Reserve	Other Reserves: Other Reserves Total	Retained Earnings	Total Equity
e, December 31, 2003	1,067,200	106,679	21,116	2,543,342	(947,342)	9,640	211,561	221,201	471,558	3,483,454
nents (note3(g))	-	-	-	-	-	-	-	-	(4,039)	(4,039)
e, as restated, January 1, 2004	1,067,200	106,679	21,116	2,543,342	(947,342)	9,640	211,561	221,201	467,519	3,479,715
ation surplus of land, mines and buildings	-	-	-	620,805	-	-	-	-	-	620,805
:d tax on devaluation (note 13)	-	-	-	17,891	-	-	-	-	-	17,891
fixed assets revaluation surplus	-	-	-	(36,398)	-	-	-	-	-	(36,398)
on of marketable securities (note 21)	-	-	-	-	-	8,638	-	8,638	-	8,638
ns and losses not recognized in the income ent	-	-	-	602,298	-	8,638	-	8,638	-	610,936
:ome for the year	-	-	-	-	-	-	-	-	293,126	293,126
ːrs	-	-	12,203	-	-	-	12,223	12,223	(24,426)	-
nds	-	-	-	-	-	-	-	-	(162,400)	(162,400)
novements	-	-	-	-	-	-	-	-	(7)	(7)
:e, December 31, 2004	1,067,200	106,679	33,319	3,145,640	(947,342)	18,278	223,784	242,062	573,812	4,221,370
ation of IFRIC 1 (note 3(c))	-	-	-	-	-	-	-	-	18,949	18,949
lments of 2004 revaluation of assets (note	-	-	-	(17,056)	-	-	-	-	-	(17,056)
ation surplus of machinery, technical transportation means, furniture and re	-	-	-	1,403,590	-	-	-	-	-	1,403,590
ed tax on revaluation	-	-	-	(356,752)	-	-	-	-	-	(356,752)
ion of marketable securities (note 21)	-	-	-	-	-	11,764	-	11,764	-	11,764
ins and losses not recognized in the income ent	-	-	-	1,029,782	-	11,764	-	11,764	18,949	1,060,495
:ome for the year	-	-	-	-	-	-	-	-	135,716	135,716
nds	-	-	-	-	-	-	-	-	(208,800)	(208,800)
ːrs	-	-	7,079	-	-	-	2,439	2,439	(9,518)	-
:e, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	510,159	5,208,781

ɔmpanying notes are an integral part of these financial statements.

[C POWER CORPORATION S.A.
ANY STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
ИBER 31, 2005

unts in thousands of Euro, unless otherwise stated - except for share and per share data)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Fixed Assets Statutory Revaluation Surplus	Other Reserves: Marketable Securities Valuation Surplus	Other Reserves: Tax - free and Other Reserve	Other Reserves: Other Reserves Total	Retained Earnings	Total Equity
, December 31, 2003	1,067,200	106,679	21,116	2,543,342	(947,342)	9,640	211,561	221,201	501,776	3,513,972
ents (note 3(g))	-	-	-	-	-	-	-	-	(4,039)	(4,039)
, as restated, January 1, 2004	1,067,200	106,679	21,116	2,543,342	(947,342)	9,640	211,561	221,201	497,737	3,509,953
ion surplus of land, mines and buildings	-	-	-	620,805	-	-	-	-	-	620,805
l tax on devaluation (note 13)	-	-	-	17,891	-	-	-	-	-	17,891
ixed assets revaluation surplus	-	-	-	(36,398)	-	-	-	-	-	(36,398)
n of marketable securities (note 21)	-	-	-	-	-	8,638	-	8,638	-	8,638
s and losses not recognized in the income t	-	-	-	602,298	-	8,638	-	8,638	-	610,936
me for the year	-	-	-	-	-	-	-	-	299,264	299,264
s	-	-	12,203	-	-	-	12,223	12,223	(24,426)	-
ds	-	-	-	-	-	-	-	-	(162,400)	(162,400)
ovements	-	-	-	-	-	-	-	-	(7)	(7)
, December 31, 2004	1,067,200	106,679	33,319	3,145,640	(947,342)	18,278	223,784	242,062	610,168	4,257,726
ion of IFRIC 1 (note 3(c)))	-	-	-	-	-	-	-	-	18,949	18,949
nents of 2004 asset revaluation (note 13)	-	-	-	(17,056)	-	-	-	-	-	(17,056)
tion surplus of machinery, technical ransportation means, furniture and e	-	-	-	1,403,590	-	-	-	-	-	1,403,590
l tax on revaluation	-	-	-	(356,752)	-	-	-	-	-	(356,752)
on of marketable securities (note 21)	-	-	-	-	-	11,764	-	11,764	-	11,764
s and losses not recognized in the income nt	-	-	-	1,029,782	-	11,764	-	11,764	18,949	1,060,495
me for the year	-	-	-	-	-	-	-	-	151,926	151,926
ds	-	-	-	-	-	-	-	-	(208,800)	(208,800)
rs	-	-	7,079	-	-	-	2,439	2,439	(9,518)	-
, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	562,725	5,261,347

npanying notes are an integral part of these financial statements.

PUBLIC POWER CORPORATION S.A.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	Group		Company	
	2005	2004	2005	2004
Cash flows from operating activities				
Profit before tax	201,564	502,271	215,050	511,056
Adjustments:				
Depreciation and amortization	614,152	668,833	614,152	668,833
Amortization of customers' contributions and subsidies	(50,688)	(113,503)	(50,688)	(113,503)
Devaluation of fixed assets	12,767	17,065	12,767	17,065
Fair value gain of derivative instruments	(14,648)	(8,152)	(14,648)	(8,152)
Share of loss of associates	13,214	8,242	-	-
Interest income	(18,271)	(15,132)	(18,061)	(15.062)
Sundry provisions	31,251	6,912	31,251	6,912
Gain on disposal of fixed assets	-	(7,362)	-	(7,362)
Unrealized foreign exchange losses on interest bearing loans and borrowings	4,944	6,897	4,944	6,897
Unbilled revenue	(21,559)	(5,475)	(21,559)	(5,475)
Amortization of loan origination fees	2,157	2,381	2,157	2,381
Interest expense	139,912	149,732	139,912	149,732
Operating profit before working capital changes	**914,795**	**1,212,709**	**915,277**	**1,213,322**
(Increase)/decrease in :				
Accounts receivable, trade and other	(52,838)	(36,142)	(52,885)	(36,394)
Other current asses	(13,193)	(1,015)	(13,193)	(1,013)
Materials, spare parts and supplies	29,578	(33,554)	29,578	(33,554)
Increase/(decrease) in :				-
Trade and other payables	13,966	52,201	13,950	52,218
Other non – current liabilities	28,538	29,230	28,538	29,230
Accrued/ other liabilities excluding interest	(1,927)	30,067	(1,927)	30,067
Provisions	(5,530)	(7,822)	(5,530)	(7,822)
Income tax paid	(178,766)	(189,927)	(178,689)	(189,927)
Net Cash from Operating Activities	**734,623**	**1,055,747**	**735,119**	**1,056,127**
Cash Flows from Investing Activities				
Interest received	15,835	10,273	15,625	10,203
Capital expenditure of fixed assets and software	(739,214)	(755,638)	(739,214)	(755,638)
Disposal of fixed assets and software	18,350	7,151	18,350	7,151
Proceeds from customers' contributions and subsidies	189,050	257,967	189,050	257,967
Investments in subsidiaries and associates	(386)	(8,000)	(1,700)	(13,000)
Net Cash used in Investing Activities	**(516,365)**	**(488,247)**	**(517,889)**	**(493,317)**
Cash Flows from Financing Activities				
Net change in short term borrowings	(43,150)	129,953	(43,150)	129,950
Proceeds from interest bearing loans and borrowings	585,000	530,000	585,000	530,000
Principal payments of interest bearing bonds and borrowings	(405,265)	(914,509)	(405,265)	(914,509)
Interest paid	(135,910)	(149,898)	(135,910)	(149,898)
Dividends paid	(208,828)	(162,468)	(208,828)	(162,468)
Net Cash used in Financing Activities	**(208,153)**	**(566,922)**	**(208,153)**	**(566,925)**
Net increase/(decrease) in cash and cash equivalents	10,105	578	9,077	(4,115)
Cash and cash equivalents at beginning of year	28,071	27,493	20,274	24,389
Cash and cash equivalents at the end of the period	38,176	28,071	29,351	20,274

The accompanying notes are an integral part of these financial statements.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

1. CORPORATE INFORMATION

Public Power Corporation S.A. ("PPC" or "Company") was established in 1950 in Greece for an unlimited duration as a State owned and managed corporation for electricity generation, transmission and distribution throughout Greece. In 1999, the Hellenic Republic enacted Law 2773/1999 ("the Liberalization Law"), which provided for, among other provisions, the transformation of PPC into a société anonyme. PPC's transformation to a société anonyme was effected on January 1, 2001, by virtue of Presidential Decree 333/2000 and its duration was set for 100 years. Effective December 2001, PPC's shares were listed on the Athens and London Exchange.

The accompanying financial statements include the financial statements of PPC and the consolidated financial statements of PPC ("the Group").

PPC headquarters are located at 30, Chalkokondili Street, Athens, 104 32 Greece. At December 31, 2005 and 2004, the number of staff employed by the Group was approximately 27,250 and 28,000, respectively, excluding employees engaged in Hellenic Electricity Transmission System Operator ("HTSO").

As a vertically integrated electric utility, PPC generates electricity in its own 97 power generating stations, facilitates the transmission of electricity through approximately 11,500 kilometres of high voltage power lines and distributes electricity to consumers through approximately 207,000 kilometres of distribution network. Lignite for PPC's lignite-fired power stations is extracted mainly from its lignite mines. PPC has also constructed approximately 1,530 kilometres of fibre-optic network along its transmission lines.

2. LEGAL FRAMEWORK

Until the enactment of Law 2773/1999 (as amended by Law 3175/2003 and Law 3426/2005), referred to as "the Liberalization Law", PPC operated as a wholly owned state utility whose objective was to develop the country's energy resources and to provide low cost electricity to support the development of the Greek economy. In 1999, the Hellenic Republic enacted the Liberalization Law, which incorporated the provisions of Directive 96/92/EC and Directive 2003/54/EC of the European Parliament and of the Council of the European Union into Greek legislation and which liberalized the Greek electricity market. The Liberalization Law provided for, among other provisions, the transformation of PPC into a société anonyme to enable it to adopt commercial objectives (effected on January 1, 2001, by virtue of Presidential Decree 333/2000).

Provisions for the Establishment of Hellenic Electricity Transmission System Operator S.A. ("HTSO")

The Liberalization Law provided for the establishment of the System Operator, a société anonyme operating under the rules of private economy and subject to the provisions of Law 2190/1920. Presidential Decree 328/2000 through which the HTSO was officially incorporated on December 12, 2000, announced its Articles of Incorporation, which, among others, specifies the following:

1. HTSO was incorporated to provide access to the interconnected transmission system to all generators, suppliers and directly-connected customers, manage the scheduling and dispatch, settle imbalances and maintain the stability and security of the interconnected transmission system.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

2. LEGAL FRAMEWORK (continued)

2. The share capital of the HTSO is set at GRD 100 million (Euro 293). The Greek State must always own at least 51% of HTSO's share capital.
3. Matters corresponding to terms and conditions of the employment of PPC personnel by the HTSO by way of seconded staff are regulated by a contract between PPC and the HTSO. The HTSO compensates PPC for the respective costs.
4. PPC has the exclusive ownership rights of the transmission system and will be compensated by HTSO.

In February 2001, PPC and HTSO entered into an agreement as described under item (3) above. At December 31, 2005 and 2004, 149 and 155 PPC employees had been transferred to the HTSO, respectively (these employees remain on PPC's payroll). Under the terms of such agreement, PPC is reimbursed for all payroll and other benefits as well as employer's contributions, plus a percentage (currently 6%) reflecting any other type of indirect cost relating to the administrative support services of such employees.

In May 2001, PPC and HTSO entered into another agreement as described under item (4) above, which was approved by the Regulatory Authority of Energy ("RAE") and the Ministry of Development.

As specified in the agreement, in the Liberalisation Law and in the Grid Code, the calculation of the compensation fee incorporates PPC's budgeted, direct and indirect transmission costs, depreciation of assets, and a return on PPC's invested capital in the transmission system.

During the second half of 2002, the above agreements came into full effect and as a result, with respect to the above agreements, in 2005:

- PPC invoiced HTSO Euro 266,698 (Euro 253,658 in 2004), included in revenues in the accompanying statements of income, of which Euro 230,393 (Euro 220,095 in 2004) relates to the compensation fee for the use of the transmission system and Euro 11,357 (Euro 10,745 in 2004) reflected the fee under item (3) above (notes 6 and 17). The remaining relates to other services (ancillary services, reserve capacity etc.).
- HTSO invoiced PPC Euro 398,395 (Euro 332,526 in 2004), of which Euro 269,279 (Euro 258,023 in 2004), are included in fees for the usage of the transmission system in the accompanying statements of income, reflect services related to the access to and the operation of the transmission system, and, Euro 129,116 (Euro 74,503 in 2004), included in energy purchases in the accompanying statements of income, relates to other services rendered to PPC by HTSO (note 17).

At December 31, 2005 and 2004, the Group had an outstanding net payable to HTSO, from all the above transactions of Euro 20,189 and Euro 9,328, respectively (notes 17 and 33).

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

2. LEGAL FRAMEWORK (continued)

Provisions of Law 3426/2005 (latest amendment of the Liberalization Law)

(a) Main provisions of Law 3426/2005: The main provisions of Law 3426/2005 (latest amendment of the Liberalization Law) are the following:

- Competition in power generation and supply will be introduced through the granting of generating and supply licenses to interested entities, with the exception of micro-isolated non-interconnected islands, as defined in Directive 54/03 EC (where generation and supply licenses are granted exclusively to PPC) with the exception of generation from renewable energy sources, hybrid plants and auto producers.
- There will be a tender process by the HTSO for generation capacity contracts in order to secure the availability of sufficient capacity and adequate reserve margins on a long–term basis. Initially the maximum volume of generation capacity contracts is designated for up to a total of 900 MW and relates to capacity commissioned up to December 31, 2010. PPC may participate for up to 50% of additional tenders, for additional capacity of up to 400 MW, which may be made during that time period. PPC may participate on equal terms in tenders for capacity above 1,300 MW (future tenders) and for units commissioned after December 31, 2010.
- A generation authorization of a total capacity of 1,600 MW is granted to PPC for the renewal and replacement of older units' capacity. After their replacement, these units remain in "cold reserve", their management is conducted in compliance with the Grid Code and is undertaken by the HTSO on the basis of contracts concluded between HTSO and PPC, exclusively for the provision by HTSO of ancillary services and reserve power.
- Ownership of the national grid ("transmission system" and "distribution network") remains and will continue to remain exclusively with PPC. PPC is entitled to use the system, for other, non-electricity related purposes (such as telecommunications) and subject to obtaining any necessary licenses. For fibre optics no such approvals are required.
- The operational unbundling of PPC's activities in Transmission, Distribution, Supply to eligible, Supply to non-eligible and Operation for the non-interconnected islands.
- PPC, as owner of the distribution network, accepts the applications for connecting to the network, operates, develops and maintains the network according to its planning and the directions of the Distribution System Operator and the Operator of the non-interconnected islands.
- All non-household consumers are considered eligible customers and are allowed to conclude supply contracts with energy suppliers on the basis of private agreements, with the exception of the non-interconnected micro isolated islands' consumers.
- As of July 1, 2007, all consumers will be considered eligible customers. PPC will be supplying the non-interconnected micro isolated islands' consumers who are considered non-eligible customers.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

2. LEGAL FRAMEWORK (continued)

(b) ***Provisions for the Distribution System Operator (DSO):*** According to Law 3426/2005 (latest amendment of the Liberalization Law), a combined Transmission and Distribution System Operator will be established until July 1, 2007. Until then, the requirement for the functional unbundling of the Distribution System Operator should be fulfilled through the establishment of appropriate structures within PPC. This new independent entity will be formed through the expansion of the existing Transmission System Operator (HTSO), which will be renamed into Hellenic Transmission and Distribution Systems Operator (HTDSO). HTDSO will inherit all HTSO's responsibilities and will undertake the responsibilities of the DSO that are provided by the law such as:

- Ensuring the operation, development and maintenance of a technically robust and economically efficient Network.
- Ensuring the reliability, efficiency and security of the Network.
- Ensuring access to the Network of the generation and supply authorization holders as well as of the Eligible customers, in accordance with the terms and conditions stipulated in the Distribution Code.
- Ensuring the supply, installation, maintenance, good performance and replacement of metering equipment.

(c) ***Provisions for the Non-interconnected Islands Operator:*** According to Law 3426/2005 (latest amendment of the Liberalization Law), PPC is appointed as the Operator for the non-interconnected islands. The activities of PPC as an operator will be functionally unbundled from the rest of its activities. The Operator will have, among others, the responsibilities for the distribution system operation as well as the ones for scheduling and dispatching of the generation units, according to the provisions of the Code for the Operation of the non-interconnected islands. PPC should keep separate accounts for the activities of generation, distribution and supply for those islands.

(d) ***Public Service Obligations:*** The Minister of Development, by a Decision to be issued within six months from the publication of Law 3426/05 (December 22, 2005), shall define Public Service Obligations, as well as the holders of licenses granted under the provisions of the Liberalization Law, who shall be liable to provide such public service obligations.

The Minister of Development, by a Decision to be issued following a relevant opinion by RAE, within 3 months from the issuance of the Decision mentioned in the previous paragraph, shall define the methodology for the calculation of the compensation due for the provision of public service obligations to the license holders that provide them. The amount of the above mentioned compensation for providing public service obligations will be approved each year, by a Decision of the Minister of Development, after a relevant opinion by RAE and will be paid under the condition that, electricity companies will keep separate accounts depicting at least the compensation granted to them for providing public service obligations, as well as charges they impose to their customers relating to such services.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

3. BASIS OF PRESENTATION

(a) ***Basis of preparation of financial statements:*** The accompanying financial statements have been prepared under the historical cost convention except for certain assets and liabilities that have been measured at fair value, assuming that PPC and its subsidiaries will continue as a going concern. The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) adopted by the European Union.

Until December 31, 2004, PPC prepared and published consolidated financial statements in accordance with the International Financial Reporting Standards. Effective January 1, 2005, PPC is required by law to prepare both separate and consolidated financial statements. As a result, separate financial statements for the year ended December 31, 2004 are prepared for comparative purposes only, and they have not been audited in the past.

(b) ***Changes in estimates:*** Effective January 1, 2005, PPC redefined the useful lives of its fixed assets as follows:

	Useful Life (in years)	
	2005	**2004**
Buildings and Civil Works		
Hydro power plants	35-50	50
Buildings of general use	50	20
Industrial buildings	35	12.5
Machinery and Equipment		
Thermal power plants	40	25
Mines	20-40	20
Hydro power plants	40	50
Autonomous diesel power plants	25	12.5
Transmission		
Lines	35	33.3
Substations	35	25
Distribution		
Substations	35	16.7
Low and medium voltage distribution network	35	16.7-20
Transportation assets	15	5-6.6
Furniture, fixtures and equipment	5-12	3.3-5

Due to the fact that PPC redefined the remaining useful lives of its fixed assets simultaneously to their revaluation, the effect from the change in the above estimate in the current and future periods was not calculated.

(c) ***Changes in accounting policies:*** The accounting policies adopted are consistent with those of the previous financial year, except that PPC has adopted the following revised standards for financial years beginning on or after January 1, 2005. The changes in accounting policies result from adoption of the following revised standards:

- IAS 1 "Presentation of Financial Statements"
- IAS 2 "Inventories"
- IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors"

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

3. BASIS OF PRESENTATION (continued)

- IAS 10 "Events after the Balance Sheet Date"
- IAS 16 "Property, Plant and Equipment"
- IAS 17 "Leases"
- IAS 21 "The Effects of Changes in Foreign Exchange Rates"
- IAS 24 "Related Party Disclosures"
- IAS 27 "Consolidated and Separate Financial Statements"
- IAS 28 "Investments in Associates"
- IAS 32 "Financial Instruments: Disclosure and Presentation"
- IAS 33 "Earnings per Share"
- IAS 39 "Financial Instruments: Recognition and Measurement"

Furthermore, effective January 1, 2005, PPC adopted IFRIC 1 "Changes in Existing Decommissioning, Restoration and Similar Liabilities" as it was impracticable to be adopted earlier. The effect from the adoption of their interpretation is shown separately in shareholder's equity.

(d) ***Approval of Financial Statements:*** The Board of Directors approved the accompanying financial statements for the year ended December 31, 2005 on March 28, 2006. These financial statements are subject to approval by PPC's General Assembly of shareholders.

(e) ***Use of Estimates:*** The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates. With respect to significant estimates and judgments made by management in the preparation of the accompanying financial statements please refer to note 5.

(f) ***Reclassifications:*** Certain reclassifications have been made to prior year balances to conform with current year classifications.

(g) ***Adjustments of Previously Reported Items:*** PPC decided to proceed with the adjustments of certain line items which relate to periods prior to 2003. The cumulative effect of these adjustments are recorded against the beginning balance of equity of the earliest period presented. Such adjustments relate to fixed assets and suppliers balances and they are presented net of the related deferred tax.

4. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the accompanying consolidated financial statements, which are consistently applied by the Group, are as follows:

(a) ***Basis of Consolidation:*** The accompanying consolidated financial statements comprise the financial statements of PPC and its subsidiaries, drawn up to December 31 each year. Subsidiaries (companies in which the Group directly or indirectly has an interest of more than one half of the voting rights or otherwise has power to exercise control over their operations) have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

4. PRINCIPAL ACCOUNTING POLICIES (continued)

All significant inter-company balances and transactions have been eliminated. Where necessary, the accounting policies of subsidiaries have been revised to ensure consistency with the policies adopted by the Group.

(b) ***Investments in Subsidiaries:*** In the separate financial statements, investments in subsidiaries are accounted for at cost less any impairment losses.

(c) ***Investments in Associates:*** The Group's Investments in associates in the consolidated financial statements are accounted for under the equity method of accounting. These are entities in which the Group has significant influence and which are neither a subsidiary nor a joint venture of the Group. The investments in associates are carried on the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment value. The consolidated statement of income reflects the Group's share of the results of its associates. In the separate financial statements such investments are accounted for at cost less any impairment losses.

(d) ***Foreign Currency Translation:*** The functional and reporting currency of all the Group entities is the Euro. Transactions involving other currencies are converted into Euro using the exchange rates, which were in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in other currencies are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency adjustments are reflected in foreign currency gains (losses), net, in the accompanying statements of income.

(e) ***Investments and Other (Primary) Financial Assets:*** Financial assets (primary) in the scope of IAS 39 are classified based on their nature and their characteristics at the following four categories:

- financial assets at fair value through profit and loss,
- loans and receivables,
- held-to-maturity investments, and
- available-for-sale financial assets.

All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the market place.

When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit and loss, directly attributable transaction costs. PPC determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

4. PRINCIPAL ACCOUNTING POLICIES (continued)

(i) Financial assets at fair value through profit and loss:

Financial assets classified as held for trading are included in the category "Financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on investments held for trading are recognized in income.

(ii) Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

(iii) Held-to-maturity investments:

Primary financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when PPC has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Held-to-maturity investments are carried at amortized cost using the effective interest method. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process

(iv) Available-for-sale financial assets:

Available-for-sale financial assets (primary) are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial recognition available-for sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity. On disposal, impairment or derecognition of the investment, the cumulative gain or loss is transferred to the income statement.

The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis and option pricing models.

(f) ***Derivative Financial Instruments and Hedging:*** PPC uses derivative financial instruments to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are measured at fair value at the balance sheet date. The fair value of such derivatives is determined by reference to market values for similar instruments and it is confirmed with the respective financial institutions.

4. PRINCIPAL ACCOUNTING POLICIES (continued)

The effective part of hedges that qualify for hedge accounting is recognized directly to equity if it is related to cash flow hedges while the non effective part is charged to the consolidated income statement. If the hedge is related to effective fair value hedges the related gains or losses are recognized to the consolidated income statement.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognized the associated gains or losses that had previously been recognized in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability. For all other cash flow hedges, the gains or losses that are recognized in equity are transferred to the income statement in the same year in which the hedged firm commitment affects the net profit and loss. For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to net profit or loss for the year.

Certain derivatives, although characterized as effective hedges based on Group policies, do not meet the criteria for hedge accounting in accordance with the provisions of IAS 39 and, therefore, gains or losses are recognized in the statements of income.

(g) ***Offsetting of Financial Assets and Liabilities:*** Financial assets and liabilities are offset and the net amount is presented in the balance sheet only when PPC has a legally enforceable right to set off the recognized amounts and intends to either to settle such asset and liability on a net basis or to realize the asset and settle the liability simultaneously.

(h) ***Derecognition of Financial Assets and Liabilities***

(i) Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized where:

- the rights to receive cash flows from the asset have expired;
- PPC retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- PPC has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the assets, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where PPC has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of PPC's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that PPC could be required to repay.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

4. PRINCIPAL ACCOUNTING POLICIES (continued)

Where continuing involvement takes the form of a written and/or purchase option (including a cash-settled option or similar provision) on the transferred asset, the extent of PPC's continuing involvement is the amount of the transferred asset that PPC may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of PPC's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

(ii) Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

(i) ***Property, Plant and Equipment:*** Effective December 31, 2004, land and buildings (with the exception of mines and lakes) were revalued to their estimated fair values at that date as determined by independent appraisers. All other fixed assets, were revalued in 2005. The prior revaluation was effective December 31, 2002. At that time property, plant and equipment (with the exception of mines and lakes) were stated at revalued amounts at their estimated fair values at December 31, 2000 as determined by independent appraisers, less accumulated depreciation. Independent valuations are to be performed once every three to five years. Any valuation increase is credited to the revaluation surplus; any decrease is first offset against an earlier valuation increase in respect of the same fixed asset and thereafter charged to the income statement.

Upon disposal of revalued property, plant and equipment, the relevant portion of the revaluation surplus realised in respect of previous valuation is released from the revaluation surplus directly to retained earnings. Subsequent expenditures are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency of property, plant and equipment.

Repairs and maintenance are charged to expenses as incurred. Additions to property, plant and equipment subsequent to revaluation are stated at acquisition cost less accumulated depreciation. Assets constructed are added to property, plant and equipment at cost, which includes direct technical payroll costs related to construction (inclusive of related employer contributions) and applicable general overhead costs.

For all assets retired or sold, their acquisition cost and related depreciation are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the statement of income.

(j) ***Depreciation:*** Depreciation is calculated on a straight-line basis over the average estimated remaining useful economic life of the assets (note 3b).

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

4. PRINCIPAL ACCOUNTING POLICIES (continued)

(k) ***Lignite Mining Activities:*** PPC owns and operates open-pit lignite mines. Land acquisition (mainly through expropriation) and initial (pre-production) development costs relating to mines are capitalized and amortized (upon commencement of the mines' commercial operation) over the shorter of the life of the mine and 20 years to their residual value. Exploration and ongoing development costs are charged to the cost of lignite production as incurred. A provision for land restoration is established for the Group's estimated present obligation for restoration and is calculated based on the surface disturbed to date and the average cost of restoration per metric unit. It is accounted for on an accrual basis and is included in provisions.

(l) ***CO_2 Emission Rights:*** PPC acquires CO_2 emission rights in order to meet its obligation resulting from the shortage of allocated emission allowances as compared to actual emissions made. Emission rights are accounted under the net liability method, based on which, PPC recognizes a liability for emissions when the emissions are made and are in excess of the allowances allocated. Emission rights acquired in excess of those required to cover its shortages are recognized as an asset, at cost.

(m) ***Borrowing Costs:*** The Group follows the benchmark treatment provided in IAS 23 under which borrowing costs are recognized as an expense in the period in which they are incurred.

(n) ***Interest Bearing Loans and Borrowings:*** All loans and borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, they are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs.

(o) ***Impairment of Assets:*** The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash generating unit's fair value less cost to sell and its value in use and is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized to the income statement in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the assets' recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit and loss unless the asset is carried at revalued amounts in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a

4. PRINCIPAL ACCOUNTING POLICIES (continued)

(p) ***Impairment of Financial Assets:*** The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

(i) Assets carried at amortized cost:

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognized in profit or loss.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment.

Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the income statement, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

(ii) Assets carried at cost:

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

(iii) Available-for-sale financial assets:

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognized in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

4. PRINCIPAL ACCOUNTING POLICIES (continued)

(q) ***Customers' Contributions and Subsidies for Fixed Assets:*** PPC's customers are required to participate in the initial network connection cost (metering devices, substations, network connections etc.) or other type of infrastructure. In addition, PPC obtains subsidies from the Hellenic Republic and from the European Union (through the investment budget of the Hellenic Republic) in order to fund specific projects executed through a specific time period. Customers' contributions and subsidies are recorded upon collection and are reflected as deferred income (customers' contributions and subsidies) in the accompanying balance sheets. Amortization is accounted for in accordance with the remaining useful life of the related assets, and is included in depreciation and amortization in the accompanying statements of income.

(r) ***Software:*** Costs of purchased or self-generated software such as payroll, materials and services used and any other expenditure incurred in developing computer software and bringing the software into its intended use. Software costs are amortized on a straight-line basis over a period of five years as determined by independent appraisers, beginning from January 1, 2005. Amortization is included in depreciation and amortization in the accompanying statements of income.

(s) ***Cash and Cash Equivalents:*** The Group considers time deposits and other highly liquid investments with original maturity of three months or less, to be cash equivalents.

(t) ***Marketable Securities:*** The Group has investments in equity securities that are traded on the Athens Stock Exchange. These investments are classified as available-for-sale and carried in the balance sheet at fair value. For investments that are actively traded in organized financial markets, fair value is determined by reference to Stock Exchange quoted bid prices at the close of business on the balance sheet date. Any unrealized gains or losses are recognized directly in equity. When the investment is sold, collected or otherwise disposed of, or when the carrying amount of the investment is impaired, the cumulative gain or loss, as the case may be, previously recognized in equity is transferred to the income statement.

(u) ***Accounts Receivable:*** Accounts receivable, are stated at their face value, net of any provisions for impaired balances.

(v) ***Provisions and Contingencies:*** Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognised in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognised in the financial statements but are disclosed when an inflow of economic benefits is probable.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

4. PRINCIPAL ACCOUNTING POLICIES (continued)

(w) ***Income Taxes (Current and Deferred):*** Current and deferred income taxes are computed based on the separate financial statements of each of the entities included in the consolidated financial statements, in accordance with the tax rules in force in Greece. Income tax expense consists of income taxes for the current year based on each entity's profits as adjusted in its tax returns, using current tax rates. Deferred income taxes are provided using the balance sheet liability method for all temporary differences arising between the tax base of assets and liabilities and their carrying values for financial reporting purposes. No deferred tax asset is recorded if it is not probable that the related tax benefit will be realised. For transactions recognized directly in equity, any related tax effects are also recognized directly in equity. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, using enacted or substantively enacted tax rates at the balance sheet date.

(x) ***Revenue Recognition:*** Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue from all types of electricity sales is accounted for on an accrual basis. At each balance sheet date, unbilled revenue is recorded to account for electricity delivered and consumed by customers but not yet billed. Revenue from rendering of services is recognized based on the stage of completion of the service rendered and to the extent that the related receivable will be collected. Revenue from interest is recognized within the period incurred and revenue from dividends is recognized when the Group's right on such dividends is approved by the respective bodies of the companies' that declare them.

(y) ***Inventories - Materials and Consumables:*** Materials and consumables principally relate to power plant, transmission and distribution network maintenance and are stated at the lower of cost or net realizable value, the cost being determined using the weighted average method. These materials are recorded in inventory when purchased and then are expensed or capitalized to plant, as appropriate, when installed. A provision for slow moving materials is accounted for in the accompanying financial statements.

(z) ***Inventories - Lignite:*** Lignite mainly consists of the production cost of lignite, extracted from PPC's own mines. All costs incurred for the extraction of lignite are treated as production costs. Lignite inventories are stated at the lower of production cost and net realizable value, the cost being determined using the weighted average production cost method. Consumption of lignite is separately reflected in operating expenses in the accompanying statements of income.

Management believes that lignite reserves are adequate to cover the current and anticipated levels of supply for energy generation by lignite-fired thermal power stations for many years.

(aa) ***Inventories - Liquid Fuel:*** Liquid fuel is generally purchased from, a State controlled oil company, Hellenic Petroleum S.A., under a contract, which expires in December 2006. Payments are made in U.S. Dollars. The contract is not accounted for as a derivative as it is a normal purchase contract intended to be settled by the Group by taking delivery in the normal course of business, and for which the Group does not intend to settle net. The Group has the right to purchase from other suppliers as well. Liquid fuel is stated at the lower of cost and net realisable value. The cost of liquid fuel reflects purchase price plus any taxes (other than VAT), levies and other costs necessary to bring it to its present location and condition and is determined using the weighted average method for the period. Liquid fuel costs are expensed as consumed and are separately reflected in the accompanying statements of income.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

4. PRINCIPAL ACCOUNTING POLICIES (continued)

(ab) ***Natural Gas:*** Natural gas is purchased from a State owned company, Public Natural Gas Supply S.A. ("DEPA") under a contract expiring in 2016. Prices are mainly dependent on the current market prices of heavy oil, gas oil and certain types of crude oil. To a lesser extent they depend on national and international financial indices. Payments are made in local currency. The above contract is not accounted for as a derivative as it is a normal executory contract intended to be settled by the Group by taking delivery in the normal course of business, and for which the Group does not intend to settle net. Natural gas fuel is expensed as purchased and consumed, as the Group does not own any storage facilities. Consumption of natural gas is separately reflected in the accompanying statements of income. Taking into account the new legal framework for the liberalization of the natural gas market in Greece, the Group will examine the possibility to renegotiate the existing contract with DEPA, as well as other opportunities for natural gas sourcing.

(ac) ***Electricity:*** Electricity is periodically purchased under short-term contracts. Electricity costs are expensed as purchased and separately reflected in the accompanying statements of income. Such contracts are not accounted for as derivatives as they are normal executory contracts intended to be settled by the Group by taking delivery in the normal course of business, and for which the Group does not intend to settle net.

(ad) ***Earnings per Share:*** Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the relevant period. There were no dilutive securities outstanding during the periods presented.

(ae) ***Defined Contribution Plans:*** Effective January 1, 2000, the PPC Personnel Insurance Organization undertook all insurance obligations towards PPC's employees and pensioners. As a result, PPC recognizes as an expense the contribution payable to this defined contribution plan, in exchange for the service that the employees have rendered to PPC during a year and as a liability to the extent that this has not been paid during the year.

(af) ***Post Retirement Benefits*:** PPC's employees and pensioners are entitled to supply of energy at reduced tariffs. Such reduced tariffs to pensioners are considered to be retirement obligations and are calculated at the discounted value of the future retirement benefits deemed to have accrued at year-end based on the employees earning retirement benefit rights steadily throughout the working period. Retirement obligations are calculated on the basis of financial and actuarial assumptions. Net costs for the period are included in the provisions for risks in the accompanying statements of income and consist of the present value of the benefits earned in the year, interest cost on the benefit obligation, prior service cost, and actuarial gains or losses. The retirement benefit obligations are not funded. Unrecognized actuarial gains or losses that exceed 10% of the projected benefit obligation at the beginning of each period are recognized over the average remaining service period of active employees and included as a component of net pension cost for a year if, as of the beginning of the year.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

4. PRINCIPAL ACCOUNTING POLICIES (continued)

(ag) ***Segment Information:*** The Company presents segment information for its generation, mining transmission and distribution activities (core businesses). The basic principle underlying the presentation of assets, liabilities, expenses and revenues that are not directly assigned to a specific segment is to allocate them based on certain allocation criteria that are consistently applied. Segments apply the same accounting policies as the Group. Inter-segment revenues are calculated based on each segment's actual and allocated costs plus a margin, based on each segment's capital employed. Mining inter-segment revenues reflect lignite supplied to the Generation segment. Generation inter-segment revenues reflect energy supplied to the Distribution segment. Distribution inter-segment revenues reflect energy supplied to the Generation and Transmission segments.

(ah) ***Operating Leases:*** Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the statement of income on a straight line basis over the lease term.

(ai) ***Subsequent Events:*** Post period-end events that provide additional information about the Group's or the Company's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-period-end events that are not adjusting events are disclosed in the notes when material.

(aj) ***Share Capital:*** Share capital represents the par value of shares fully issued and outstanding. Any proceeds in excess of par value are recorded in share premium.

(ak) ***New Standards and Interpretations:*** The International Accounting Standards Board, as well as the IFRIC, have already issued a number of new accounting standards, amendments of accounting standards and interpretations whose application is mandatory for accounting periods beginning January 1, 2006 onwards (except if otherwise stated below). The Parent Company and the Group's assessment regarding the effect of these new standards and interpretations are as follows:

- ***IAS 19 (Amendment), Employee Benefits:*** This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Parent Company and the Group do not intend to change the accounting policy adopted for recognition of actuarial gains and losses and do not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the accounts. PPC will apply this amendment for annual periods beginning 1 January 2006.

- ***IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intra-group Transactions:*** The amendment allows the foreign currency risk of a highly probable forecast intra-group transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to PPC's operations, as PPC does not have any intra-group transactions that would qualify as a hedged item in the consolidated financial statements.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

4. PRINCIPAL ACCOUNTING POLICIES (continued)

- *IAS 39 (Amendment), The Fair Value Option:* This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. PPC believes that this amendment should not have a significant impact on the classification of financial instruments.

- *IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts:* This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment to IAS 39 and concluded that it is not relevant to PPC.

- *IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources:* These amendments are not expected to have a material effect on PPC's operation as the accounting policy followed is in line with the provisions of this standard.

- *IFRS 6, Exploration for and Evaluation of mineral resources:* This standard is not expected to have a material effect on PPC's operation as the accounting policy followed is in line with the provisions of this standard. This standard is applicable for annual periods beginning on or after 1 January 2006.

- *IFRS 7, Financial Instruments: Disclosures:* This standard is mandatory for accounting periods beginning January 1, 2007 onwards. It is not expected to affect significantly PPC's financial statements. The standard requires mainly additional disclosures regarding financial instruments.

- *IFRIC 4, Determining whether an arrangement contains a lease:* The application of Interpretation 4 is not expected to alter the accounting treatment of any of PPC's contracts in force. The Interpretation is applicable for annual periods beginning on or after 1 January 2006.

- *IFRIC 5, Right to Interest arising from Decommissioning, Restoration and Environmental Rehabilitation Funds:* The adoption of this interpretation is not considered to have a material effect on PPC's financial statements. The Interpretation is applicable for annual periods beginning on or after 1 January 2006.

- *IFRIC 6, Liabilities arising from participating in a specific market – waste electrical and electronic equipment:* This interpretation will not have an effect on PPC's financial statements. The Interpretation is applicable for annual periods beginning on or after 1 December 2005.

4. PRINCIPAL ACCOUNTING POLICIES (continued)

- ***IFRIC 7, Applying the restatement approach under IAS 29 financial reporting hyperinflationary economies:*** Not applicable for PPC and will not affect the financial statements. The Interpretation is applicable for annual periods beginning on or after 1 March 2006.
- ***IFRIC 8, Scope of IFRS 2:*** Not applicable for PPC and will not affect the financial statements. The Interpretation is applicable for annual periods beginning on or after 1 May 2006.
- ***IFRIC 9, Reassessment of Embedded Derivatives:*** Not applicable for PPC and will not affect the financial statements. The Interpretation is applicable for annual periods beginning on or after 1 June 2006.

5. SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

In the process of applying the Group accounting policies, PPC management makes judgments and estimates that may have a significant effect on the amounts recognized in the financial statements. Such judgments and estimates are periodically reviewed by management in order to reflect current condition and correspond to anticipation of current risks and are based on prior experience in conjunction to the volume / level of such transactions and events.

The principle judgments and estimates referring to events the development of which could significantly affect the items of the financial statements during the forthcoming twelve months period are as follows:

Significant accounting judgments

(i) Fair value and useful lives of property, plant and equipment

PPC carries its property, plant and equipment at revalued amounts (estimated fair values) as determined by an independent firm of appraisers. Revaluations are performed periodically (every three to five years). The determination of the fair values of property, plant and equipment requires from management to make assumptions, estimates and judgements with respect to the ownership, the value in use and the existence of any economic, functional and physical obsolescence of property, plant and equipment. Furthermore, the management has to make certain estimates with respect to the useful lives of depreciable assets. Further details are provided in notes 3(b) and 13.

(ii) Provisions for income taxes

Current income tax liabilities for the current and prior periods are measured at the amounts expected to be paid to the taxation authorities, using the tax rates that have been enacted by the balance sheet date. Provision for income taxes includes taxes reported in the respective income tax returns and potential additional tax assessments that may be imposed by the tax authorities upon settlement of the open tax years. Accordingly, the final settlement of the income taxes might differ from the income taxes that have been accounted for in the financial statements. Further details are provided in note 12.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

6. REVENUES

	Group		Company	
	2005	2004	2005	2004
Energy sales:				
- High voltage	278,643	291,516	278,643	291,516
- Medium voltage	737,880	700,531	737,880	700,531
- Low voltage	2,948,765	2,799,449	2,948,765	2,799,449
	3,965,288	**3,791,496**	**3,965,288**	**3,791,496**
Fees charged to HTSO (note 2):				
- Transmission system fees	230,393	220,095	230,393	220,095
- Administrative fees	11,357	10,745	11,357	10,745
	241,750	230,840	241,750	230,840
Other	83,822	72,677	83,822	72,677
	325,572	**303,517**	**325,572**	**303,517**
Total	**4,290,860**	**4,095,013**	**4,290,860**	**4,095,013**

7. PAYROLL COST

	Group		Company	
	2005	2004	2005	2004
Payroll cost	1,055,905	986,552	1,055,905	986,552
Employer's social contributions	323,638	304,159	323,638	304,159
Capitalisation of payroll in fixed assets	(132,956)	(137,737)	(132,956)	(137,737)
Payroll cost included in lignite production	(294,464)	(267,459)	(294,464)	(267,459)
Total	**952,123**	**885,515**	**952,123**	**885,515**

8. DEPRECIATION AND AMORTIZATION

	Group		Company	
	2005	2004	2005	2004
Depreciation of fixed assets (note 13)	607,528	663,776	607,528	663,776
Amortization of software (note 14)	6,624	5,057	6,624	5,057
Amortization of deferred subsidy income (note 31)	(50,688)	(113,503)	(50,688)	(113,503)
Depreciation included in lignite production	(78,850)	(93,533)	(78,850)	(93,533)
Total	**484,614**	**461,797**	**484,614**	**461,797**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

9. FINANCIAL EXPENSES

	Group		Company	
	2005	2004	2005	2004
Interest expense	139,912	149,732	139,912	149,732
Valuation of forwards	4,307	3,487	4,307	3,487
Bank charges	2,591	4,121	2,591	4,121
Amortization of loans' issuance costs	2,157	2,381	2,157	2,381
Commissions on letters of guarantee	5,374	5,854	5,374	5,854
Other	406	242	404	236
Total	**154,747**	**165,817**	**154,745**	**165,811**

10. FINANCIAL INCOME

	Group		Company	
	2005	2004	2005	2004
Unrealized gain on interest rate swaps (note 28)	14,648	19,346	14,648	19,346
Interest on outstanding energy receivables	12,970	7,970	12,970	7,970
Interest on bank and time deposits	431	609	221	539
Discount on payment of income tax	2,439	4,860	2,439	4,860
Other	2,431	2,427	2,431	2,427
Total	**32,919**	**35,212**	**32,709**	**35,142**

11. OTHER (INCOME) EXPENSE, NET

	Group		Company	
	2005	2004	2005	2004
Transportation and travel expenses	48,455	45,922	48,455	45,922
Athens Olympic Games sponsorship	-	29,938	-	29,938
Taxes and duties	12,027	9,281	12,027	9,281
Devaluation of fixed assets	12,767	17,065	12,767	17,065
(Gain)/ Loss on sale of materials and retirements of fixed assets	13,324	(4,531)	13,324	(4,531)
Penalties to suppliers/ contractors	(8,709)	(5,651)	(8,709)	(5,651)
Subsidies on expenses	(550)	(1,940)	(550)	(1,940)
Other	3,992	1,740	3,512	1,133
Total	**81,306**	**91,824**	**80,826**	**91,217**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

12. INCOME TAXES

	Group		Company	
	2005	**2004**	**2005**	**2004**
Current income taxes	39,651	174,319	39,574	174,319
Deferred income taxes	26,197	34,826	23,550	37,473
Total income tax expense	**65,848**	**209,145**	**63,124**	**211,792**

The Group companies are all tax resident in Greece and are subject to income taxes at 32% (35% for 2004).

Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time, as the tax authorities examine the returns and the records of the taxpayer and a final assessment is issued. Tax losses, to the extent accepted by the tax authorities, can be used to offset profits of the five fiscal years following the fiscal year to which they relate.

PPC has been audited by the tax authorities up to December 31, 2003, while its subsidiaries have not been audited by the tax authorities since their inception (with the exception of PPC Telecommunications S.A. which has been audited up to December 31, 2002). For the unaudited tax periods it is not possible to determine the extent of any additional income taxes and penalties that might be assessed, as these will depend on the findings of the tax authorities. An analysis and numerical reconciliation between tax expense and the product of accounting profit multiplied by the nominal applicable tax rate is set out below:

	Group		Company	
	2005	**2004**	**2005**	**2004**
Profit before tax	**201,564**	**502,271**	**215,050**	**511,056**
Income tax calculated at nominal tax rate	64,500	175,795	68,816	178,870
Non-deductible expenses				
- Non income tax assessments and penalties	2,337	2,732	2,337	2,732
- Car expenses	692	593	692	593
- Other	738	14,076	661	13,648
Non taxable income				
- Interest/ other income from deposits, securities and discounts	(271)	(257)	(271)	(257)
- Reversal of provisions	(8,331)	(2,738)	(8,331)	(2,738)
- Subsidiary losses on which no deferred tax was accounted for	4,316	-	-	-
- Deferred tax write off on associates' losses	2,647	-	-	-
- Discount on tax payment	(780)	(1,702)	(780)	(1,702)
- Effect from change in nominal tax rate	-	20,646	-	20,646
Income tax expense	**65,848**	**209,145**	**63,124**	**211,792**
	32.7%	**41.6%**	**29.4%**	**41.4%**

The nominal income tax rate will be further reduced to 29% for 2006 and 25% for 2007 onwards. Deferred taxes are calculated based on the above rates for all temporary tax differences. Also, deferred income tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

12. INCOME TAXES (continued)

The movement of the deferred income tax account is as follows:

	Group		Company	
	2005	2004	2005	2004
At January 1	**90,290**	**104,422**	**87,643**	**104,422**
Profit and loss account (charge)	(26,197)	(34,826)	(23,550)	(37,473)
Charge to revaluation reserve	(349,208)	17,891	(349,208)	17,891
Deferred tax charged to retained earnings	-	2,803	-	2,803
At December 31	**(285,115)**	**90,290**	**(285,115)**	**87,643**

Deferred income tax assets and liabilities are disclosed in the accompanying balance sheets as follows:

	Group		Company	
	2005	2004	2005	2004
Deferred income tax asset	154,699	132,015	154,699	129,368
Deferred income tax liability	(439,814)	(41,725)	(439,814)	(41,725)
Total	**(285,115)**	**90,290**	**(285,115)**	**87,643**

Deferred income tax assets and liabilities are attributable to the following items:

	Group		Company	
	2005	2004	2005	2004
Deferred tax assets				
- Materials and spare parts	9,747	8,115	9,747	8,115
- Accounts receivable	11,369	11,369	11,369	11,369
- Risks and accruals	15,900	17,218	15,900	17,218
- Post retirement benefits	57,675	56,660	57,675	56,660
- Losses of associates carried forward	15,414	15,414	-	-
- Write off of deferred tax on associates' losses	(15,414)	(12,767)	-	-
- Subsidies and customers' contributions	21,569	2,542	21,569	2,542
- Fixed assets	34,982	26,836	34,982	26,836
- Derivatives	3,457	6,628	3,457	6,628
Gross deferred tax asset	**154,699**	**132,015**	**154,699**	**129,368**
Deferred tax liabilities				
- Long-term debt fees and expenses	(1,874)	(2,413)	(1,874)	(2,413)
- Depreciation and revaluation of assets	(435,227)	(35,052)	(435,227)	(35,052)
- Foreign exchange gains	(2,713)	(4,260)	(2,713)	(4,260)
- Gross deferred tax liability	**(439,814)**	**(41,725)**	**(439,814)**	**(41,725)**
Deferred tax asset / (liability), net	**(285,115)**	**90,290**	**(285,115)**	**87,643**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

12. INCOME TAXES (continued)

Deferred income tax charge to the statement of income is attributable to the following items:

	Group		Company	
	2005	2004	2005	2004
- Materials and spare parts	1,632	(3,049)	1,632	(3,049)
- Accounts receivable	-	(4,358)	-	(4,358)
- Risks and accruals	(1,318)	(9,320)	(1,318)	(9,320)
- Post retirement benefits	1,015	(20,746)	1,015	(20,746)
- Deferred tax on associates' losses and write off of deferred tax on associates' losses	(2,647)	2,647	-	-
- Subsidies	19,027	667	19,027	667
- Fixed assets	602	(738)	602	(738)
- Derivatives	(3,171)	(5,504)	(3,171)	(5,504)
- Long-term debt fees and expenses	539	1,799	539	1,799
- Depreciation	(43,423)	(2,017)	(43,423)	(2,017)
- Foreign exchange gains	1,547	5,793	1,547	5,793
Deferred tax charge	**(26,197)**	**(34,826)**	**(23,550)**	**(37,473)**

Management assessed its deferred tax position as at December 31, 2005, and due to uncertainties involved in the realization of the deferred tax assets relating to losses arising in its associates (available for offset against future taxable profits in the next five years) wrote off an amount of deferred tax asset of Euro 2,647.

:s in thousands of Euro, unless otherwise stated - except for share and per share data)

)PERTY, PLANT AND EQUIPMENT, NET

	Land	Mines	Lakes	Buildings	Technical Works	Machinery	Transport. Assets	Furniture and Equipment	Construction in Progress	Total
value, December 31, 2004	**731,114**	**196,712**	**13,177**	**651,519**	**991,909**	**6,284,285**	**18,179**	**69,811**	**749,228**	**9,705,934**
ıents to 2004 revaluation surplus	(26,533)	-	-	1,933	-	-	-	-	-	(24,600)
s	(39,115)	39,115	-	(7,857)	7,857	-	-	-	-	-
ᶠapplication of IFRIC 1	-	14,530	-	-	-	-	-	-	-	14,530
ıet book value, December 31, 2004	**665,466**	**250,357**	**13,177**	**645,595**	**999,766**	**6,284,285**	**18,179**	**69,811**	**749,228**	**9,695,864**
tion	-	-	-	-	119,536	1,113,300	36,501	111,875	-	1,381,212
ıs	-	20,473	-	-	-	-	-	-	719,433	739,906
ation expense	-	(14,125)	(452)	(33,308)	(45,617)	(474,042)	(7,453)	(32,531)	-	(607,528)
ls	(885)	-	-	(53)	(66)	(15,836)	(876)	(2,282)	(3,185)	(23,183)
:s	2,510	16,203	-	15,397	18,708	415,549	11,238	9,234	(493,398)	(4,559)
ıovements	62	3	-	261	-	(1,832)	8	255	(5,030)	(6,273)
: value, December 31, 2005	**667,153**	**272,911**	**12,725**	**627,892**	**1,092,327**	**7,321,424**	**57,597**	**156,362**	**967,048**	**11,175,439**

Y

	Land	Mines	Lakes	Buildings	Technical Works	Machinery	Transport. Assets	Furniture and Equipment	Construction In Progress	Total
: value, December 31, 2004	**731,114**	**196,712**	**13,177**	**651,519**	**991,909**	**6,284,285**	**18,179**	**69,804**	**749,228**	**9,705,927**
ments to 2004 revaluation surplus	(26,533)	-	-	1,933	-	-	-	-	-	(24,600)
rs	(39,115)	39,115	-	(7,857)	7,857	-	-	-	-	-
f application of IFRIC 1	-	14,530	-	-	-	-	-	-	-	14,530
net book value, December 31, 2004	**665,466**	**250,357**	**13,177**	**645,595**	**999,766**	**6,284,285**	**18,179**	**69,804**	**749,228**	**9,695,857**
ıtion	-	-	-	-	119,536	1,113,300	36,501	111,875	-	1,381,212
ns	-	20,473	-	-	-	-	-	-	719,433	739,906
ation expense	-	(14,125)	(452)	(33,308)	(45,617)	(474,042)	(7,453)	(32,531)	-	(607,528)
ıls	(885)	-	-	(53)	(66)	(15,836)	(876)	(2,280)	(3,185)	(23,181)
rs	2,510	16,203	-	15,397	18,708	415,549	11,238	9,234	(493,398)	(4,559)
ıovements	62	3	-	261	-	(1,832)	8	255	(5,030)	(6,273)
: value, December 31, 2005	**667,153**	**272,911**	**12,725**	**627,892**	**1,092,327**	**7,321,424**	**57,597**	**156,357**	**967,048**	**11,175,434**

its in thousands of Euro, unless otherwise stated - except for share and per share data)

OPERTY, PLANT AND EQUIPMENT, NET (continued)

	Land	Mines	Lakes	Buildings	Technical Works	Machinery	Transport. Assets	Furniture and Equipment	Construction in Progress	Total
ıry 1, 2005										
rying amount (revised)	665,466	405,659	22,604	656,856	1,632,983	12,523,236	154,269	372,169	749,228	17,182,470
ated depreciation (revised)	-	(155,302)	(9,427)	(11,261)	(633,217)	(6,238,951)	(136,090)	(302,358)	-	(7,486,606)
ying amount (revised)	**665,466**	**250,357**	**13,177**	**645,595**	**999,766**	**6,284,285**	**18,179**	**69,811**	**749,228**	**9,695,864**
mber 31, 2005										
rrying amount	667,153	442,338	22,604	672,461	1,137,944	7,795,466	65,050	188,893	967,048	11,958,957
lated depreciation	-	(169,427)	(9,879)	(44,569)	(45,617)	(474,042)	(7,453)	(32,531)	-	(783,518)
rying amount, December 31, 2005	**667,153**	**272,911**	**12,725**	**627,892**	**1,092,327**	**7,321,424**	**57,597**	**156,362**	**967,048**	**11,175,439**

y	Land	Mines	Lakes	Buildings	Technical Works	Machinery	Transport. Assets	Furniture and Equipment	Construction in Progress	Total
ary 1, 2005										
rrying amount (revised)	665,466	405,659	22,604	656,856	1,632,983	12,523,236	154,269	372,162	749,228	17,182,463
lated depreciation (revised)	-	(155,302)	(9,427)	(11,261)	(633,217)	(6,238,951)	(136,090)	(302,358)	-	(7,486,606)
rying amount (revised)	**665,466**	**250,357**	**13,177**	**645,595**	**999,766**	**6,284,285**	**18,179**	**69,804**	**749,228**	**9,695,857**
mber 31, 2005										
rrying amount	667,153	442,338	22,604	672,461	1,137,944	7,795,466	65,050	188,888	967,048	11,958,952
lated depreciation	-	(169,427)	(9,879)	(44,569)	(45,617)	(474,042)	(7,453)	(32,531)	-	(783,518)
rying amount, December 31, 2005	**667,153**	**272,911**	**12,725**	**627,892**	**1,092,327**	**7,321,424**	**57,597**	**156,357**	**967,048**	**11,175,434**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

13. PROPERTY, PLANT AND EQUIPMENT, NET (continued)

(a) ***Legal Status of Property:*** PPC is in the process of preparing a detailed listing of its real estate property and developing a real estate assets' register in order to list all the relevant properties in its name at the relevant land registries and to obtain ownership and encumbrance certificates.

(b) ***Insurance Coverage:*** The property, plant and equipment of PPC are located all over Greece and therefore the risk of a major loss is reduced. PPC does not carry any form of insurance coverage to date on its property, plant and equipment, except for its information technology equipment.

(c) ***Statutory Revaluation of Fixed Assets:*** Until December 31, 2000, in accordance with Greek tax legislation, real estate assets (land and buildings) were periodically revalued (every four years). These revaluations relate to machinery (up to 1987), land, mines and buildings and are based on non-industry specific indices that were determined by the Ministry of Economy and Finance. Both cost and accumulated depreciation were increased by these indices while the net revaluation surplus is credited to reserves in equity. As such statutory revaluations do not meet the criteria required by IAS 16 "Property, plant and equipment" and they have been reversed in the accompanying financial statements. As at December 31, 2000, statutory revaluations that had been performed in the past resulted in a total revaluation surplus of Euro 947,342 an amount already used to set up part of PPC's share capital according to relevant Greek Law for revaluations.

From 2004 onwards, Greek tax legislation provides the alternative possibility for companies which prepare their financial statements in conformity with International Financial Reporting Standards, to proceed with the revaluation of their land and buildings to their estimated fair values, as determined by independent appraisers. On December 31, 2004, the Parent Company's land and buildings were revalued to their estimated fair values at that date as determined by independent appraisers (see paragraph below).

(d) ***Revaluation of Fixed Assets:*** Within 2004, PPC proceeded with the revaluation of its fixed assets as of December 31, 2004. The revaluation was carried out by an independent firm of appraisers. The above appraisal which excluded lakes, mines and construction in progress, was completed within 2005 in two phases:

Revaluation of land and buildings

The appraisal of land and buildings of PPC with an effective date of December 31, 2004, was completed within 2005 and accounted for as of December 31, 2004. The above appraisal of land and buildings resulted initially in a net surplus of Euro 603,741, out of which the amount of Euro 620,806 was directly credited in equity as of December 31, 2004 (Euro 602,299 net of real estate tax plus deferred tax on devaluations), and the amount of Euro 17,065, which was not fully offset against the valuation surplus of previous revaluations, was charged directly to the statement of income for the year ended December 31, 2004. Upon the completion of the procedure of registering, accounting settlement and physical/accounting and reconciliation of its revalued land and buildings with the existing fixed assets register, PPC encountered negative differences related to the surplus which was recorded on December 31, 2004. Therefore, PPC proceeded in 2005 with the reversal of a portion of the above surplus amounting to Euro 24,600 (Euro 17,056 net of deferred tax) as of January 1, 2005.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

13. PROPERTY, PLANT AND EQUIPMENT, NET (continued)

Revaluation of remaining classes of fixed assets and software

The appraisal of the remaining fixed assets (machinery and other equipment, technical works, transportation assets, furniture and fixtures) and software of PPC was completed during the fourth quarter of 2005. The comparison between the values as determined by the independent appraisers and the carrying value of the above classes of assets, resulted in a net surplus amounting to Euro 1,391 million, out of which Euro 1,403 million was credited directly to equity (Euro 1,047 million net of deferred tax) and an amount of Euro 12,767, which was not fully offset against the valuation surplus of previous revaluations, was charged to the statement of income for the year ended December 31, 2005 (Euro 9,669 net of deferred tax).

The method and the significant assumptions used by the independent appraiser for the valuation are as follows:

(a) All properties appraised were considered to be at the ownership of PPC.

(b) Properties that, during the appraiser's site inspection, were identified as having restraints were not valued.

(c) The title deeds, building permits and other similar permits, required by the Greek law, are available by PPC.

(d) The majority of properties appraised is held for use by the Mines, the Generation, the Transmission and the Distribution divisions of PPC, or for administrative purposes, and are expected to be used as such for their remaining useful lives.

(e) The Fair Value of land, buildings and equipment was determined by use of the Market Approach (market-based evidence), undertaken by professionally qualified appraisers. The fair value for special purpose buildings, machinery and civil works was determined by use of the cost approach, and more particularly the depreciated replacement cost method where adjustments were made to reflect the physical, functional and economic obsolescence.

(f) The economic obsolescence was determined by the appraiser by using the income approach, through a Discounted Cash Flow analysis. The economic obsolescence was allocated proportionally to all tangible assets, as required by the International Valuation Standards.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

14. SOFTWARE, NET

	Group	Company
Net book value, January 1, 2005	**8,281**	**8,281**
- Additions	4,559	4,559
- Depreciation expense	(6,624)	(6,624)
- Revaluation	9,610	9,610
- Disposals	(41)	(41)
- Other movements	(127)	(127)
Net book value, December 31, 2005	**15,658**	**15,658**

	Group	Company
At January 1, 2005		
Gross carrying amount	29,187	29,187
Accumulated amortization	(20,906)	(20,906)
Net carrying amount	**8,281**	**8,281**
At December 31, 2005		
Gross carrying amount	22,282	22,282
Accumulated amortization	(6,624)	(6,624)
Net carrying amount	**15,658**	**15,658**

15. INVESTMENTS IN SUBSIDIARIES

	Group		Company	
	2005	2004	2005	2004
PPC Telecommunications	-	-	57,419	57,419
PPC Rhodes S.A.	-	-	1,945	1,945
PPC Renewables S.A.	-	-	4,634	2,934
PPC Crete S.A.	-	-	1,100	1,100
Total	**-**	**-**	**65,098**	**63,398**

The consolidated financial statements include the financial statements of PPC and the subsidiaries listed bellow:

NAME	Ownership Interest	Country of Incorporation	Principal Activities
PPC Renewables S.A.	100%	Greece	Engineering, consulting, technical and commercial services
PPC Rhodes S.A.	100%	Greece	Engineering, construction and operation of a power plant
PPC Telecommunications S.A.	100%	Greece	Telecommunication services
PPC Crete S.A.	100%	Greece	Engineering services, construction and operation of a power plant

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

16. INVESTMENTS IN ASSOCIATES

	Group		Company	
	2005	2004	2005	2004
HTSO	144	144	144	144
WIND-PPC Holding N.V.	2,477	15,691	-	-
Investments through PPC Renewables	1,923	1,537	-	-
Total	**4,544**	**17,372**	**144**	**144**

The Group's ownership interest in the above associates as at December 31, 2005 was as follows:

Name	Ownership Interest	Country of Incorporation	Principal Activities
HTSO	49%	Greece	Note 2
WIND-PPC Holding N.V.	50% less one share	Netherlands	Telecommunication services
Investments through PPC Renewables	49%	Greece	Energy generation from renewable sources
Larco S.A.	28.56%	Greece	Metallurgical

The Group's share in the results of operations of WIND-PPC Holding N.V. for the year ended 2005 and 2004 was Euro 13,214 (loss) and Euro 8,242 (loss), respectively, and is included in share of loss of associates in the accompanying 2005 and 2004 statement of income, respectively.

In addition the Group's stake in Larco S.A., an ailing company, was acquired prior to 1996 for the amount of Euro 46,788. Due to the poor financial condition of Larco, management determined that the investment has suffered a permanent impairment and, accordingly, the cost of this investment was fully provided prior to 2004.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

16. INVESTMENTS IN ASSOCIATES (continued)

The following table presents condensed financial information of PPC's share in its associates' assets, liabilities and shareholders' equity:

	December 31, 2005		
	Assets	**Liabilities**	**Equity**
WIND PPC Holdings N.V.	76,820	74,343	2,477
Investments through PPC Renewables S.A.	9,150	6,800	2,350
	85,970	**81,143**	**4,827**

	December 31, 2004		
	Assets	**Liabilities**	**Equity**
WIND PPC Holdings N.V.	82,064	66,373	15,691
Investments through PPC Renewables S.A.	6,241	4,499	1,742
	88,305	**70,872**	**17,433**

PPC's share of its associates' revenue and results for the year ended December 31, 2005 and 2004 has as follows:

	December 31, 2005		December 31, 2004	
	Sales	**Profit/(Loss)**	**Sales**	**Profit/(Loss)**
WIND PPC Holdings N.V.	61,883	(13,214)	55,124	(8,242)
Investments through PPC Renewables S.A.	702	17	697	14
	62,585	**(13,197)**	**55,821**	**(8,228)**

17. TRANSACTIONS WITH RELATED PARTIES

PPC's balances with its subsidiaries and its associates as of December 31, 2005 and December 31, 2004 are as follows:

	December 31, 2005		December 31, 2004	
	Receivable	**(Payable)**	**Receivable**	**(Payable)**
Subsidiaries				
- PPC Telecommunications S.A.	255	-	251	-
- PPC Renewables S.A.	1,159	-	958	-
- PPC Rhodes S.A.	29	-	29	-
- PPC Crete	36	-	18	-
	1,479	**-**	**1,256**	**-**
Associates				
- HTSO (note 2 and 33)	28,606	(48,795)	26,364	(35,692)
- Tellas (note 20)	10,877	(6,113)	6,549	(2,754)
- Larco	34,119	-	39,315	-
	73,602	**(54,908)**	**72,228**	**(38,446)**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

17. TRANSACTIONS WITH RELATED PARTIES (continued)

PPC's transactions with its subsidiaries and its associates for the year ended December 31, 2005 are as follows:

	December 31, 2005		December 31, 2004	
	Sales	(Purchases)	Sales	(Purchases)
Subsidiaries				
- PPC Telecommunications S.A.	32	-	33	-
- PPC Renewables S.A.	160	-	161	-
- PPC Rhodes S.A.	8	-	8	-
- PPC Crete	6	-	8	-
	206	**-**	**210**	**-**
Associates				
- HTSO (note 2)	266,698	(398,395)	253,658	(332,526)
- Tellas	3,702	(2,970)	2,633	(2,430)
- Larco	36,713	-	26,934	-
	307,113	**(401,365)**	**283,225**	**(334,956)**

On July 5, 2005, the Company renewed the guarantees on loans of an associate company (Tellas) up to the amount of Euro 30 million. On March 7, 2006, this guarantee was extended until June 30, 2006. On March 7, 2006 the Company's Board of Directors also decided that a new guarantee will be issued in favour of Tellas, for an amount of Euro 50 million, in connection with a bond to be concluded by Tellas. The proceeds of this bond are expected to be used for the settlement of Tellas' existing debt.

Management compensation

Fees concerning management members (Board of Directors and General Managers) for the year ended December 31, 2005 and 2004 have as follows:

	December 31,	
	2005	2004
Compensation of members of the Board of Directors		
- Executive members of the Board of Directors	554	561
- Non-executive members of the Board of Directors	175	172
- Contributions to defined contribution plans	40	35
	769	**768**
Compensation of General Managers		
- Regular compensation	1,291	1,204
- Contribution to defined contribution plans	126	131
	1,417	**1,335**
Total	**2,186**	**2,103**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

17. TRANSACTIONS WITH RELATED PARTIES (continued)

Transactions and balances with other government owned entities

The following table presents transactions and balances with Hellenic Petroleum ("ELPE") and National Gas Company ("DEPA") which are PPC's liquid fuel and natural gas suppliers, respectively.

	December 31, 2005		December 31, 2004	
	Purchases	Balance	Purchases	Balance
ELPE, purchases of liquid fuel	539,313	28,360	328,193	5,270
DEPA, purchases of natural gas	392,513	42,905	306,665	36,728
	931,826	**71,265**	**634,858**	**41,998**

Further to the above, PPC enters into transactions with many government owned profit oriented entities within its normal course of business (sale of electricity, services received, etc.).

18. MATERIALS, SPARE PARTS AND SUPPLIES, NET

	Group		Company	
	2005	2004	2005	2004
Lignite	46,379	46,476	46,379	46,476
Liquid fuel	90,146	64,671	90,146	64,671
Materials and consumables	559,247	526,966	559,247	526,966
Purchased materials in transit	8,228	84,193	8,228	84,193
	704,000	**722,306**	**704,000**	**722,306**
Provision for slow-moving materials	(146,166)	(139,637)	(146,166)	(139,637)
Total	**557,834**	**582,669**	**557,834**	**582,669**

During the years ended December 31, 2005 and 2004, PPC made an additional provision for slow moving spare parts and materials of Euro 6,529 and Euro 562, respectively.

19. TRADE RECEIVABLES, NET

	Group		Company	
	2005	2004	2005	2004
High voltage	67,573	67,163	67,573	67,163
Medium and low voltage	456,769	438,821	456,769	438,821
Customers contributions	10,771	9,255	10,771	9,255
	535,113	**515,239**	**535,113**	**515,239**
Unbilled revenue	264,022	242,463	264,022	242,463
	799,135	**757,702**	**799,135**	**757,702**
Allowance for doubtful balances	(104,063)	(97,265)	(104,063)	(97,265)
Total	**695,072**	**660,437**	**695,072**	**660,437**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

19. TRADE RECEIVABLES, NET (continued)

High voltage customer balances relate to (a) receivables from sales of energy to 23 large local industrial companies, which are invoiced at the end of each calendar month, based on individual agreements and actual metering and (b) exports to foreign customers.

Medium voltage customers are mainly industrial and commercial companies. Billing is made on a monthly basis based on actual meter readings. Low voltage customers are mainly residential and small commercial customers.

The majority of low voltage customers are billed every four months based on actual meter readings, while interim bills are issued every two months based mainly on the energy consumed during the corresponding period in the prior year.

There are different types of invoices for both medium and low voltage customers with different tariff structures based on different types of energy use (commercial, residential, etc). Revenues from the supply of electricity to medium and low voltage customers provided during the period from the last meter reading or billing through each reporting date are accounted for as unbilled revenue.

Allowance for doubtful balances is made for specific balances relating to high voltage customers, while the allowance for medium and low voltage customers is based on the balances reported by the billing system as outstanding in excess of twelve months, for which provisions are made in full. The movement in the allowance for doubtful balances is as follows:

	Group		Company	
	2005	2004	2005	2004
As at January 1	**97,265**	**109,557**	**97,265**	**109,557**
- Provision charge	19,381	-	19,381	-
- Reversal of unused provision	(12,007)	-	(12,007)	-
- Utilisation	(576)	(12,292)	(576)	(12,292)
As at December 31	**104,063**	**97,265**	**104,063**	**97,265**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

20. OTHER RECEIVABLES, NET

	Group		Company	
	2005	2004	2005	2004
Value Added Tax	13,185	13,048	13,185	13,048
Disputes with tax authorities	32,207	14,043	32,207	14,043
Social security funds, in dispute	18,059	18,059	18,059	18,059
Social security funds, current	4,482	4,482	4,482	4,482
State participation in employees' social security contributions	6,394	6,394	6,394	6,394
Pensioners' advances, in dispute	5,262	5,262	5,262	5,262
Loans to employees	18,208	13,337	18,208	13,337
PPC Personnel Insurance Organization	37,510	37,510	37,510	37,510
Allowance for doubtful Balances of PPC – PIO	(37,510)	(37,510)	(37,510)	(37,510)
Employees' current accounts	1,369	1,408	1,369	1,408
Receivables from contractors	6,515	6,323	6,515	6,323
Tax withholdings	4,242	3,991	4,242	3,991
Receivables from Tellas (note 17)	10,877	6,549	10,877	6,549
Other	7,680	3,196	8,344	3,815
	128,480	**96,092**	**129,144**	**96,711**
Allowance for doubtful balances	(41,935)	(27,303)	(41,935)	(27,303)
Total	**86,545**	**68,789**	**87,209**	**69,408**

PPC Personnel Insurance Organization (PIO): PPC is in dispute with PIO as to the undertaking of the obligation for supplying energy at a reduced tariff to PIO pensioners. Based on opinions obtained by PPC's management from independent legal advisors, this reduced tariff represents an insurance benefit and accordingly the related obligation lies with PIO. As of December 31, 2005, PPC had a receivable from PIO of Euro 37,510, reflecting the energy supplied to PIO pensioners at a reduced tariff, for the period January 1, 2000 to December 31, 2002. PPC has recorded an equal provision against this amount.

Disputes with Tax Authorities: The amount represents (a) additional income taxes of Euro 30,728 assessed to the Company in 1998 following a preliminary income tax audit for the years 1995, 1996 and 1997 (Euro 18,173 paid in 2005 and Euro 12,555 paid in periods prior to December 31, 2004). The case is currently pending before the Administrative Court of Second Instance. The amount of Euro 30,728 was fully charged to the income statement in prior years through a provision for an equal amount (note 30) and (b) the balance (Euro 1,479) of the amounts paid in prior years in relation with supplementary taxes and penalties assessed to the Company in 1995 following a preliminary withholding tax audit for the years 1983 until 1995. As at December 31, 2004 the cases for the years 1983 to 1994 had been settled.

For the year 1995, the Company, during 2005, paid Euro 5,530 in full and final settlement of cases involving the amount of Euro 9,563 in the aggregate, for which an equal provision was established in prior years. Furthermore, in 2005 the Company fully provided for an amount of Euro 2,965 assessed to the Company in prior years. As a result, at December 31, 2005, cases involving the amount of Euro 9,224 in the aggregate are still pending before the Administrative Courts. For these amounts the Company, in prior year, paid the amount of Euro 1,479, while the amount of Euro 9,224 was fully charged to the income statements (Euro 6,259 in prior years and Euro 2,965 in 2005, through a

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

20. OTHER RECEIVABLES, NET (continued)

Social Security Funds in Dispute: The amount relates to social security contributions (years 1983-1993) for employees who have worked with other employers before joining PPC. As PPC undertook the obligation for their pensions and other related benefits, part of their contributions to other social security funds (mainly IKA, the major Greek social security fund) has been claimed by PPC. The claim was not accepted by IKA and the case was brought by PPC before the courts. Following an adverse court decision, PPC together with PPC – PIO brought the case again before the courts. The court rejected PPC as a litigant while the case of PPC – PIO, versus IKA is held pending. A respective provision has been established for non-collection of this amount.

State Participation in Employees' Social Security Contributions: The amount represents the claim of PPC from the State for the latter's contribution to the social security contributions of employees who started working after January 1, 1993.

Advances to Pensioners in Dispute: The amount of Euro 5,262 represents an advance payment made in 1993 to pensioners. A respective provision has been established for non-collection of this amount.

The movement in the allowance for other receivables is as follows:

	Group		Company	
	2005	2004	2005	2004
As at January 1	**27,303**	**26,760**	**27,303**	**26,760**
- Provision charge	14,632	543	14,632	543
- Utilisation	-	-	-	-
As at December 31	**41,935**	**27,303**	**41,935**	**27,303**

21. MARKETABLE AND OTHER SECURITIES

	Group		Company	
	2005	2004	2005	2004
Heracles Cement S.A.	5,335	4,844	5,335	4,844
National Bank of Greece	34,627	23,354	34,627	23,354
Evetam	241	241	241	241
Total	**40,203**	**28,439**	**40,203**	**28,439**

There were no sales or purchases of equity securities during the years 2005 and 2004. The change in the fair value of equity securities available for sale totalled Euro 11,764 and Euro 8,638 in the years 2005 and 2004, respectively and was credited to "Marketable securities valuation surplus", in shareholders' equity.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

22. CASH AND CASH EQUIVALENTS

	Group		Company	
	2005	2004	2005	2004
Cash in hand	699	585	697	583
Cash at banks	30,671	20,680	21,848	12,885
Bank of Crete (note 33)	6,806	6,806	6,806	6,806
Total	**38,176**	**28,071**	**29,351**	**20,274**

Interest earned on cash at banks and time deposits is accounted for on an accrual basis and amounted to Euro 431 and Euro 609, in the years 2005 and 2004, respectively, for the Group and to Euro 221 and Euro 539 for the Company in the years 2005 and 2004, respectively and are included in financial income in the accompanying statements of income.

All amounts above are denominated in Euro.

23. SHARE CAPITAL

Under Law 2773/1999 and pursuant to Presidential Decree 333/2000, PPC was transformed, effective January 1, 2001 into a société anonyme. Law 2773/1999 also ratified the Articles of Incorporation of PPC, which specify, among other things, the following:

- The Greek State is not permitted to hold less than 51% of the voting shares of PPC, after any increase in its share capital.
- In case the participation percentage of a shareholder or a shareholder's affiliated companies exceeds in total 5% of PPC's share capital, such shareholder will not have the right to vote at the general assembly for the percentage of his shareholding exceeding 5%.
- PPC's fiscal year ends at December 31, of each year. Exceptionally, its first fiscal year was concluded at the end of the year succeeding the year of PPC's transformation into a société anonyme.
- The life of PPC was set for 100 years.

At December 31, 2004 and 2005, PPC's share capital (fully authorised and issued) amounted to Euro 1,067,200 divided into 232,000,000 common shares of Euro four and sixty cents (Euro 4.60) par value each.

24. LEGAL RESERVE

Under Greek corporate law, corporations are required to transfer a minimum of 5% of their annual net profit as reflected in their financial statements to a legal reserve, until such reserve equals one-third of the paid-in share capital. This reserve cannot be distributed through the life of the corporation. For the years ended 2005 and 2004, the Group established a legal reserve of Euro 7,079 and Euro 12,203, respectively. Accordingly at December 31, 2005 and 2004, this reserve totalled Euro 40,398 and Euro 33,319, respectively.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

25. OTHER RESERVES

	Group		Company	
	2005	2004	2005	2004
Tax free (Law 2238/94)	113,187	110,748	113,187	110,748
Specially taxed reserves	113,036	113,036	113,036	113,036
Marketable securities Valuation surplus	30,042	18,278	30,042	18,278
Total	**256,265**	**242,062**	**256,265**	**242,062**

Tax-free and specially taxed reserves represent interest income which is either free of tax or a 15% tax is withheld at source. However, if distributed, such reserves are subject to income tax (estimated at approximately Euro 48 million at December 31, 2005, assuming a tax rate of 25%). On the above reserves, no deferred taxes are accounted for. For the years 2005 and 2004, the Group established tax-free reserves of Euro 2,439 and Euro 12,223, respectively.

26. DIVIDENDS

Under Greek corporate law, companies are required each year to declare and pay from statutory profits dividends of at least 35% of after-tax profit, after allowing for the legal reserve, or a minimum of 6% of the paid-in share capital, whichever is greater. A dividend of an amount less than 35% of after tax profit and after allowing for the legal reserve, but greater than 6% of paid-in share capital can be declared and paid with 70% affirmative vote of all shareholders. However, with the unanimous consent of all shareholders a company may not declare any dividend.

Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed, which are as follows:

(a) No dividends can be distributed to the shareholders as long as a company's net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves.

(b) No dividends can be distributed to the shareholders as long as the unamortized balance of "Pre-operating Expenses", as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

On April 20, 2004, the Parent Company's Shareholders General Assembly approved the distribution of dividends of Euro 162,400 (Euro 0.70 per share), for the year 2003. As at December 31, 2004, the unpaid balance of these dividends was Euro 211.

On June 6, 2005, the Parent Company's Shareholders General Assembly approved the distribution of dividends of Euro 208,000 (Euro 0.90 per share), for the year 2004. As at December 31, 2005, the unpaid balance of these dividends was Euro 183.

The Parent Company's Board of Directors at its meeting held on March 28, 2006 decided to propose to the Shareholders' General Assembly the distribution of dividends of Euro 116,000 (Euro 0.50 per share).

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

27. INTEREST BEARING LOANS AND BORROWINGS

	Group		Company	
	2005	2004	2005	2004
Bank loans	1,625,266	1,715,206	1,625,266	1,715,206
Bonds payable	2,063,694	1,788,694	2,063,694	1,788,694
Bills payable	303	684	303	684
Total	**3,689,263**	**3,504,584**	**3,689,263**	**3,504,584**
Less current portion:				
- Bank loans	333,251	346,786	333,251	346,786
- Bonds payable	158,694	50,000	158,694	50,000
- Bills payable	235	371	235	371
Total	**492,180**	**397,157**	**492,180**	**397,157**
Long-term portion	**3,197,083**	**3,107,427**	**3,197,083**	**3,107,427**

The total interest expense (including amortization of loan fees and expenses) on total debt for the period ended December 31, 2005 and 2004, amounted to Euro 142,069 and Euro 152,113 respectively, and is included in financial expenses in the accompanying statements of income.

A further analysis of PPC's interest bearing loans and borrowings is as follows:

	2005	2004
Bank loans and bonds		
- Fixed rate	1,746,768	1,535,260
- Floating rate	745,818	922,553
European Investment Bank		
- Fixed rate	562,790	350,171
- Floating rate	533,706	566,483
Project financings		
- Fixed rate	618	2,075
- Floating rate	99,563	128,042
Total	**3,689,263**	**3,504,584**

Long term debt represents unsecured obligations of the Company. Certain loans and bonds include certain non-financial covenants, the most important of which is that the Company should not cease to be a corporation controlled as to at least 51% by the Greek State.

Analysis of Borrowing by Currency (including overdraft facilities)

	2005	2004
EURO	97.1%	93.4%
USD	0.3%	0.4%
CHF	2.6%	6.2%

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

27. INTEREST BEARING LOANS AND BORROWINGS (continued)

During 2005 the Parent Company issued four bonds totalling Euro 325 million (repayable within the period 2006 – 2010) and one loan agreement for a total amount of Euro 260 million, repayable within the period 2009 – 2020.

The fair value of bonds that are publicly traded at December 31, 2005 and 2004 totalled Euro 1,272 million and Euro1,278 million, respectively, while, their respective carrying amount as at December 31, 2005 and 2004 totalled Euro 1,200 million and Euro 1,200 million, respectively.

The fair value of long-term loans with floating interest rates approximate their carrying amounts.

Forward Contracts: At December 31, 2005, the Company had two groups of currency forward contracts outstanding. One was concluded for the purchase of an amount of CHF 200 million for value date June 13, 2006 and of an amount of CHF 150 million for value date June 13, 2008, relating to the full repayment of two balloon instalments of a CHF syndicated loan concluded in 2003. The other was concluded for the purchase of an initial amount of YEN 4,118 billion, for the full repayment of an amortizable EIB loan covering the period January 2006 - January 2016.

The annual principal payments required to be made subsequent to December 31, 2005 (based on the exchange rates as at December 31, 2005) are as follows:

	Amount
On demand or within one year	492,180
In the second year	832,314
In the third to fifth years inclusive	1,757,383
After five years	607,386
Total	**3,689,263**

28. FINANCIAL INSTRUMENTS

	Group		**Company**	
	2005	**2004**	**2005**	**2004**
Derivative assets	-	-	-	-
Derivative liabilities	(13,827)	(28,475)	(13,827)	(28,475)

Derivative financial instruments represent interest rate swaps. At December 31, 2005, PPC had eight interest rate swap agreements outstanding of a total nominal outstanding amount of Euro 761,718, maturing during the period 2006 – 2010. Changes in their fair values of these derivatives are included in financial (expense) income, net, in the accompanying statements of income. The net change in the fair values of swap agreements for the years ended December 31, 2005 and 2004 amounted to Euro 14,648 gain and Euro 19,346 gain, respectively, and is included in financial income (note 10).

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

29. POST RETIREMENT BENEFITS

PPC's employees and pensioners are entitled to supply of energy at reduced tariffs. Such reduced tariffs to pensioners are considered to be retirement obligations and are calculated at the discounted value of the future retirement benefits deemed to have accrued at year-end based on the employees earning retirement benefit rights steadily throughout the working period. Retirement obligations are calculated on the basis of financial and actuarial assumptions. Net costs for the period are included in the provisions for risks in the accompanying statements of income and consist of the present value of the benefits earned in the year, interest cost on the benefit obligation, prior service cost, and actuarial gains or losses. The retirement benefit obligations are not funded.

The details of the actuarial study for the years December 31, 2005 and 2004 have as follows:

	Group		Company	
	2005	2004	2005	2004
Present value of unfunded obligations	289,129	253,921	289,129	253,921
Unrecognised net loss	(58,431)	(27,284)	(58,431)	(27,284)
Net liability in balance sheet	**230,698**	**226,637**	**230,698**	**226,637**
Components of net service cost				
Service cost	4,390	4,198	4,390	4,198
Interest cost	12,361	13,273	12,361	13,273
Amortization of unrecognised loss	135	148	135	148
	16,886	**17,619**	**16,886**	**17,619**
Movements during the year in net liability in balance sheet				
Net liability at beginning of the year	226,637	221,159	226,637	221,159
Actual benefits utilised	(12,825)	(12,141)	(12,825)	(12,141)
Total expense recognised	16,886	17,619	16,886	17,619
	230,698	**226,637**	**230,698**	**226,637**
Change in benefit obligation				
Defined benefit obligation, at beginning of year	253,922	248,018	253,922	248,018
Service cost	4,390	4,198	4,390	4,198
Interest cost	12,361	13,273	12,361	13,273
Actuarial loss	31,282	573	31,282	573
Benefits utilised	(12,826)	(12,141)	(12,826)	(12,141)
	289,129	**253,921**	**289,129**	**253,921**
Weighted average assumptions				
Discount rate	4.7%	5.0%	4.7%	5.0%
Rate of tariff increase per annum:				
- 2005	-	2.5%	-	2.5%
- 2006	3.5%	1.5%	3.5%	1.5%
- 2007	3.5%	1.0%	3.5%	1.0%
- 2008	3.0%	1.0%	3.0%	1.0%
- 2009	2.0%	1.0%	2.0%	1.0%
- 2010	1.0%	1.0%	1.0%	1.0%
- 2011	1.0%	0.0%	1.0%	0.0%

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

30. PROVISIONS

	Group		Company	
	2005	2004	2005	2004
Litigation with employees/ third parties (note 36(d))	147,547	146,877	147,547	146,877
Disputes with tax authorities (note 20)	39,952	46,550	39,952	46,550
Mines' restoration (note 4(k))	15,215	18,949	15,215	18,949
PIO fixed assets	4,020	4,020	4,020	4,020
Total	**206,734**	**216,396**	**206,734**	**216,396**

During the years ended December 31, 2005 and 2004, PPC made an additional provision for litigation with employees and third parties of Euro 670 and Euro 218, respectively.

The movement of the provisions for disputes with tax authorities and mines' restoration has as follows:

	Disputes with tax authorities	Mines' restoration
Balance December 31, 2004	**46,550**	**18,949**
- Effect of application of IFRIC 1	-	(4,419)
- Change in outflow included in assets	-	692
- Provision charge	2,965	-
- Utilization of provision	(5,530)	-
- Reversal of unused amounts	(4,033)	(947)
- Discount rate adjustment	-	940
Balance December 31, 2005	**39,952**	**15,215**

31. DEFERRED CUSTOMERS' CONTRIBUTIONS AND SUBSIDIES

PPC customers (including the Greek State and Municipalities) are required to participate in the funding of the initial network connection cost (meters, substations, network connections etc.) or other infrastructure. Such customers' contributions and subsidies are recorded upon collection and are reflected in the balance sheet as deferred income. Such amounts are amortised over the useful life of the related assets when these are put in operation. Subsidies' amortization is recorded against depreciation charge. In addition, PPC obtains subsidies from the European Union through the investment budget of the Hellenic Republic in order to fund specific projects.

	Subsidies	Customer Contributions	Total
Net book value, December 31, 2004	**384,620**	**1,036,525**	**1,421,145**
- Subsidies and contributions received	14,239	174,811	189,050
- Amortization of subsidies and contributions	(13,538)	(37,150)	(50,688)
Net book value, December 31, 2005	**385,321**	**1,174,186**	**1,559,507**

The amount of customers' contributions and subsidies collected for the year ended December 31, 2004 totalled Euro 204,387. Amortization of customers' contributions and subsidies for the year ended December 31, 2004 totalled Euro 113,503.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

32. OTHER NON – CURRENT LIABILITIES

	Group		Company	
	2005	2004	2005	2004
TAP – HEAP reserve	24,393	24,393	24,393	24,393
Customers' deposits	390,924	362,385	390,924	362,385
Other	15	16	15	16
Total	**415,332**	**386,794**	**415,332**	**386,794**

TAP-HEAP Reserve: The amount represents a reserve for personnel retirement indemnities established by TAP-HEAP the insurance fund of HEAP, an electric utility company, which was absorbed by PPC in 1985. The amount has been classified as a non-current liability to PIO, which was established in late 1999.

Customers' Deposits: The amount relates to deposits made from customers upon initial connection to the transmission and/or distribution networks and is considered as coverage against unbilled consumption outstanding as of any time. Such deposits are refundable (non-interest bearing) upon termination of connection by the customer. As the refund of such amounts, which are payable on demand, is not expected to be realised within a short period of time the amounts are classified as non-current liabilities.

33. TRADE AND OTHER PAYABLES

	Group		Company	
	2005	2004	2005	2004
Trade:				
Suppliers and contractors	227,809	217,124	227,809	217,124
Other	5,856	5,771	5,856	5,771
	233,665	**222,895**	**233,665**	**222,895**
Sundry Creditors:				
Municipalities' duties	247,732	236,227	247,732	236,227
Greek TV	55,190	48,722	55,190	48,722
Pensioners	735	703	735	703
Bank of Crete (note 22)	12,053	12,053	12,053	12,053
Building sale proceeds	13,294	13,294	13,294	13,294
HTSO (note 2 and 17)	20,189	9,328	20,189	9,328
Benefits on employee overtime	10,164	13,720	10,164	13,720
Other	76,944	62,939	76,910	62,921
	436,301	**396,986**	**436,267**	**396,968**
Other:				
Social security funds, PIO	68,176	64,488	68,176	64,488
PIO, non-social security related amounts	6,724	4,193	6,724	4,193
Social security funds, other	13,260	12,560	13,260	12,560
Lignite levy	12,373	12,033	12,373	12,033
Taxes withheld	32,765	76,143	32,765	76,143
	133,298	**169,417**	**133,298**	**169,417**
Total	**803,264**	**789,298**	**803,230**	**789,280**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

33. TRADE AND OTHER PAYABLES (continued)

Municipalities and Greek TV: The amounts represent duties collected by PPC through the bills issued to medium and low voltage customers and certain high voltage customers. The payment of such amounts to the beneficiaries is made by PPC at the end of each month and relates to collections made two months prior. For this service PPC charges a fee of 2% and 0.5%, on the amounts collected on behalf of Municipalities and Greek TV, respectively. Such fees for the years 2005 and 2004 totalled Euro 23,333 and Euro 21,858, respectively, and are included in other revenues in the accompanying statements of income. Furthermore, receivables from Municipalities relating to energy consumption are offset against amounts paid for the duties collected on behalf of the Municipalities.

Bank of Crete: The amount relates to a dispute with the "Old Bank of Crete" since 1989, when the bank was under liquidation due to serious law violations revealed at that time. PPC deposits of Euro 6,806 with the bank were blocked, while PPC ceased payments on its loans from the bank then outstanding. The case, following a relevant ruling of the Supreme Court, was brought to the Court of Appeals and a decision partially in PPC's favour was issued which however can still be appealed.

Lignite Levy: Based on Law 2446/1996, effective 1997, PPC is obliged to pay a duty of 0.4% on its gross sales for the development and environmental protection of the three Prefectures (Kozani, Florina and Arkadia) where lignite power stations are in operation.

Building Sale Proceeds: The amount represents the proceeds from the sale of a building located in the centre of Athens during December 1999. Although the net book value of the land and building at the date of sale of Euro 97 was removed from fixed assets and transferred to the profit and loss account, the sale proceeds were recorded as a liability to the PPC Personnel Insurance Organization.

34. SHORT-TERM BORROWINGS

	Group		Company	
	2005	2004	2005	2004
Overdraft facilities				
- Credit lines available	295,000	255,000	295,000	255,000
- Unused portion	(151,100)	(67,950)	(151,100)	(67,950)
- Used portion	**143,900**	**187,050**	**143,900**	**187,050**

At December 31, 2005, PPC had drawn from its bank overdraft facilities an amount of Euro 143,900 bearing interest at EURIBOR plus a margin.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

35. ACCRUED AND OTHER CURRENT LIABILITIES

	Group		Company	
	2005	2004	2005	2004
Accrued interest on interest Bearing loans and borrowings	45,527	42,465	45,527	42,465
Natural gas and liquid fuel purchases	44,352	36,728	44,352	36,728
Energy purchases	3,057	775	3,057	775
Mining related services	5,426	6,528	5,426	6,528
Klitos minefield, additional expropriation costs	2,010	2,652	2,010	2,652
Purchase of Emission Allowances	2,324	-	2,324	-
Other	3,349	15,762	3,349	15,762
Total	**106,045**	**104,910**	**106,045**	**104,910**

36. COMMITMENTS AND CONTINGENCIES

(a) ***Agreement with WIND:*** One of PPC's subsidiaries, PPC Telecommunications S.A., has formed a company with WIND S.p.A. (WIND-PPC Holdings N.V.), which further, exclusively, participates in Tellas S.A. Telecommunications ("Tellas"). Tellas started providing fixed and fixed wireless telephony as well as Internet services in Greece in 2003. The Group's total estimated equity contribution into Tellas is expected to be approximately Euro 80 million, of which an amount of approximately Euro 51 million has already been invested through PPC Telecommunications S.A. Furthermore, PPC has also constructed a fibre-optic network along its existing lines which is leased to Tellas under an agreement expiring on December 31, 2017. PPC is responsible for maintaining the fibre-optic network in good order while rentals are receivable annually in arrears based on a formula defined in the agreement.

(b) ***Acquisition Program:*** In December 2004, the Management Committee of PPC approved its participation in the tender process for the privatization of 3 power plants in Bulgaria. The tender comprised the power plants of Varna (6 generating units of 210 MW each, fuelled by imported coal) of Bobov Dol (3 generating units of 210 MW each, fuelled by domestic lignite) and of the district heating plant of Russe (6 small units of a total capacity of 400 MW, fuelled by coal). At the beginning of 2005, the Company decided to restrict its participation in the bidding process to the power plants of Varna and Bobov Dol. The Company submitted the highest offer for the Bobov Dol power plant, equal to Euro 70.9 million and announced that it will proceed to a capital increase of 34.4 million in the event it acquires the plant. The Bulgarian Privatization Agency cancelled the tender for the privatization of Bobov Dol, on the grounds that the offered prices were not satisfactory and not in line with the targets of the tender. PPC appealed the decision at the Supreme Administrative Court of Bulgaria. The first trial took place on November 8, 2005, where PPC asked for additional documentation to be submitted from the Privatization Agency. The Court accepted PPC's petition and set a new trial date on February 14, 2006. The Supreme administrative court of Bulgaria overturned on March 14, 2006, the decision by the privatization agency to cancel the public tender for the sale of 100 percent of the Bobov Dol power plant, for which PPC has tendered the highest bid.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

36. COMMITMENTS AND CONTINGENCIES (continued)

(c) ***Ownership of Property:*** According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in PPC's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. This process is not yet finalised.

2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.

3. Agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will be transferred, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, to the State, at no charge, if this land is no longer necessary to PPC S.A. for the fulfilment of its purposes.

(d) ***Litigation and Claims:*** The Group is a defendant in several legal proceedings arising from its operations. The total amount claimed as at December 31, 2005 amounts to approximately, Euro 413.5 million, as further analysed below:

1. **Claims with contractors, suppliers and other claims:** A number of contractors and suppliers have raised claims against the Group, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately Euro 261.2 million. In most cases the Group has raised counter claims, which are not reflected in the accounting records until the time of collection.

2. **Fire incidents:** A number of individuals have raised claims against the Group for damages incurred as a result of alleged electricity-generated fires. The cases relate mainly to the years 1993 through 1996 and the total amount involved is approximately Euro 43.0 million.

3. **Claims by employees:** Employees are claiming the amount of Euro 109.3 million, for allowances and other benefits that according to the employees should have been paid by PPC.

For the above amounts the Group has established provisions, which at December 31, 2005 totalled approximately Euro 147.5 million.

(e) ***Environmental Obligations:*** Key uncertainties that may influence the final level of environmental investment which the Group will be required to make over the forthcoming decade, include:

1. Several Environmental Permits and operating Licenses have yet to be obtained by individual PPC operating units. This includes some of the mines, Megalopolis A power station, some of the hydroelectric stations and a large part of the national transmission network and the new small exploitations of the Achlada and Klidi mines.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

36. COMMITMENTS AND CONTINGENCIES (continued)

2. A number of Messochora inhabitants opposed to (a) the last environmental permit granted for the projects of the "Acheloos river diversion to Thessaly" (hereinafter "the Acheloos project"), in which PPC's "Messochora hydroelectric project" (hereinafter "the Messochora project") is included, and (b) to the law relevant to the expropriation of the land to be flooded by the project. As at December 31, 2005, the Company has invested Euro 266 million in the Messochora project.

   The final hearing to the environmental permit took place on June 4, 2004 and the Supreme Court issued (a) the relevant decision No 1688/2005 (June 3, 2005) which repealed the environmental permit granted for the Acheloos project and (b) the relevant decision No 1691/2005 (June 3, 2005) which repealed the environmental permit granted for the Messochora ancillary projects.

   In order to disassociate the Messochora project and the ancillary projects from the Acheloos project, PPC prepared a new Environmental Impact Assessment ("EIA") study dealing only with the Messochora project and the ancillary projects.

   This study was submitted to the Greek Ministry of Environment, in October 2005, for the issue of New Environmental Terms for the Messochora Project and the ancillary projects. The Greek Ministry of Environment in November 2005 returned the study to PPC with comments. PPC following relevant communication with the Ministry submitted the above referenced EIA on December 30, 2005 with a well documented position that this hydroelectric project is an independent energy project, having no connection with the whole Acheloos diversion scheme.

   The Company estimates that a new environmental permit will be granted and that the project will be completed.

3. Under IPPC (Integrated Pollution Prevention and Control), the Best Available Techniques for Large Combustion Plants (with a capacity greater than 50 MWTH) are about to be defined at a European level. These may: (1) require additional to the already foreseen investments at PPC's larger thermal power plants stations, (2) reduce the hours of operation of its oil fired stations. Under European Directive 2001/80/EC, for existing Large Combustion Plants, a pollutants emission reduction plan has been approved by the PPC's Board of Directors, and this includes, among others, the following measures:

   - Units I and II of Megalopolis A plant will enter the status of limited hours of operation (20,000 hours both of them as one installation) from January 1, 2008 until December 31, 2015 at the latest.

   - Until the end of 2007, all measures for facing the operational problems of the flue gas desulphurisation plant in unit IV of Megalopolis plant should be completed.

   - Until the end of 2007, all measures for the installation and continuous operation for the flue gas desulphurization plant in Unit III of Megalopolis plant should be completed.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

36. COMMITMENTS AND CONTINGENCIES (continued)

- Until the end of 2007, all necessary modifications for using low sulphur heavy fuel oil, in all the existing oil fired plants included in the reduction plant, should be implemented. For the Linoperamata Steam Electric Station, the use of low sulphur heavy fuel oil will be possible by January 1, 2007.

PPC's emission reduction plan has been submitted in time to the authorities, in order to be incorporated in the national emission reduction plan of the country, according to the provisions of the aforementioned Directive.

4. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large-scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground networks in the future.

5. PPC has undertaken limited studies on the presence of asbestos-containing materials at its premises. Upon submission by PPC S.A. of a full environmental impact assessment, the Ministry of Environment has issued in May 2004 the environmental permit by the Common Ministerial Decision 124528 for the construction and operation by our Company of an environmentally – controlled landfill site for the disposal of the bulk of our asbestos containing material at this facility.

6. Exposure of the public to electromagnetic fields from PPC's transmission lines and substations is substantially less than the exposure guidelines thresholds developed by the International Commission on Non Ionising Radiation Protection (ICNIRP), CENELEC and defined by the Greek Legislation, based on L.3060 FOR 238 (Official Gazette 512B/25.04.2002).

(f) ***Carbon Dioxide (CO_2) Emissions:*** On June 20, 2005 the European Commission has notified its decision for the acceptance of the National Allocation Plan (NAP) for the 3-year period 2005-2007. The expenditure for CO_2 emissions shall be deemed as final, only after the issuance of a relevant joint Ministerial Decision determining the final emission allowances to PPC. According to the above mentioned National Allocation Plan PPC has been allocated for the period 2005 - 2007 emission allowances of 158.730 ktn CO_2 (52.092 ktn CO_2 for 2005).

The competent authority has recently (January 2006) issued the permits for CO_2 emissions of twenty-nine (29) PPCs' bound plants. Following the above permits, for the year 2005, the amount of the CO_2 emissions, not covered by the allocated emission allowances, amounted to approximately 500 ktn CO_2 (with the assumption, since the relevant Ministerial Decision has not been issued yet, that the allocated emission allowances to the company for 2005, according to the above NAP will remain 52.092 ktn CO_2).

It should be noted that in 2005, the company has bought CO_2 emissions rights of 845.783 tn CO_2. Any eventual surplus of the CO_2 emissions rights for 2005 can be transferred to the years 2006 and 2007.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

37. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The main activities of the Group are influenced by a variety of financial risks such as risks resulting mainly from changes in interest rates. The overall financial risk management program is focused on unpredictability of financial markets and seeks to minimize potential adverse effects in the Group's financial position as a whole.

The Group identifies, evaluates and if necessary, hedges financial risks relating to the Group's operating activities. The Group does not undertake any transactions of a speculative nature. The Group's main financial instruments consist mainly, apart from derivatives, cash and cash equivalents, trade receivables and trade payables and available for sale investments. As further discussed in notes 27 and 28, the Group enters into derivative financial instruments, such as interest rate swaps, in order to manage the interest rate risks stemming from its activities and the manner of financing. Management periodically controls and revises the relative policies and procedures in connection with financial risk management, which are summarized below:

(i) ***Credit risk:*** The Group has no significant concentrations of credit risk with any single counter party. The maximum exposure to credit risk is represented by the carrying amount of each asset, including derivative financial instruments, in the balance sheet. With respect to derivative instruments, the Group monitors its positions, the credit ratings of counter parties and the level of contracts it enters into with any counter party. The counter parties to these contracts are major financial institutions. The Group has a policy of entering into contracts with parties that are well qualified and, given the high level of credit quality of its derivative counter parties, the Group does not believe it is necessary to enter into collateral arrangements.

(i) ***Fair value:*** The carrying amounts reflected in the accompanying balance sheets for cash and cash equivalents, receivables, and current liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of marketable securities are based on their quoted market prices at the balance sheet date. The fair values of long-term debt are as described in note 27. The fair values of derivative instruments are based on marked to market valuations (discounted cash flow analysis). For all swap agreements, the fair values are confirmed to the Group by the financial institutions through which the Group has entered into these contracts.

(ii) ***Liquidity risk:*** The Group manages its liquidity risk by on-going monitoring of its cash flows. The Group budgets and follows up its cash flows and appropriately acts for available cash deposits and credit lines with the banks. The unutilized approved credit lines available to the Group are sufficient to cover any financing need.

(iii) ***Interest rate risk and foreign currency risk:*** With respect to its long-term debt, the management of the Group closely monitors the fluctuations in foreign currency exchange and in interest rates and evaluates the need to enter into any financial instruments to mitigate those risks, on an ongoing basis. In this respect, the Group enters into interest rate and currency swap contracts to reduce the exposure to interest rate and currency fluctuations.

(iv) ***Market risk:*** The Group has not entered into any hedging transactions to cover its exposure to price movements arising from the purchase of natural gas and liquid fuel.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

38. OPERATING LEASE ARRANGEMENTS

	Group		Company	
	2005	2004	2005	2004
Minimum lease payments under operating leases recognised as expense	**18,700**	**22,100**	**18,700**	**22,100**

At the balance sheet date, the Group's outstanding commitments for future minimum lease payments under non-cancellable operating leases are approximately the current year's lease expenses, which are expected to be stable during the next years.

Operating lease payments represent mainly rentals payable by the Group for certain of its office properties and leases for machinery, vehicles and furniture and equipment. Rentals are fixed for an average term of twelve years and leases are fixed for an average of 1 and 3 year for machinery and vehicles respectively.

39. SEGMENT INFORMATION

According to article 30 of the Liberalization Law (note 2), integrated electric utilities are obliged to keep separate accounts for any of their generation, transmission, distribution, supply to eligible customers and supply to non-eligible customers activities as if such activities were carried out by different entities. These accounts include a balance sheet and a statement of income for each of the above activities. Especially for the non-interconnected islands, PPC should keep separate accounts for the activities performed these islands. Following a consultation with RAE, PPC will make publicly available the above information for annual periods beginning on or after January 1, 2006.

All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

.0. SEGMENT INFORMATION (continued)

	Mining		Generation		Transmission		Distribution		Eliminations		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
VENUES												
ernal sales												
s of electricity												
mestic	-	-	-	-	-	-	3,931,330	3.723,981	-	-	3,931,330	3.723,981
ports	-	-	33,957	67,515	-	-	-	-	-	-	33,957	67,515
er sales	3,034	9,530	23,154	26,947	247,583	233,114	51,442	33,926	-	-	325,573	303,517
r-segment sales	772,014	725,622	2,836,978	2,845,076	-	-	106,161	81,405	(3,715,153)	(3,652,103)	-	-
	775,048	**735,152**	**2,894,449**	**2,939,538**	**247,583**	**233,114**	**4,088,933**	**3,839,312**	**(3,715,153)**	**(3,652,103)**	**4,290,860**	**4,095,013**
ment result	51,603	71,509	118,564	428,397	69,895	78,637	129,463	97,787	-	-	369,525	676,330
llocated items											(167,961)	(174,059)
income, before taxes											**201,564**	**502,271**
me taxes											(65,848)	(209,145)
income											**135,716**	**203,126**
GMENT SETS												
ment assets	1,401,049	903,249	5,356,395	5,039,784	1,446,408	1,379,158	4,347,669	3,711,700	-	-	12,551,521	11,033,891
llocated assets											111,128	173,824
											12,662,649	**11,207,715**
GMENT LIABILITIES												
ment liabilities	201,352	252,269	569,843	881,512	186,563	165,754	2,337,832	1,995,176	-	-	3,335,590	3,294,711
allocated liabilities											4,118,278	3,691,634
											7,453,868	**6,986,345**
ital enditure	99,081	69,946	310,056	287,646	78,392	90,365	261,685	307,681	-	-	739,214	755,638
preciation and ortization	84,112	106,250	263,317	260,200	82,806	61,979	183,917	240,404	-	-	614,152	668,833
r-segment costs	51,764	46,487	824,073	758,407	2,339	2,133	2,836,977	2,845,076	(3,715,153)	(3,652,103)	-	-
ier non-cash enses (income)	(6,980)	3,110	(5,127)	2,483	(1,783)	383	39,820	2,228	-	-	25,930	8,204

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

40. SUBSEQUENT EVENTS

On January 10, 2006, the Company's Board of Directors approved an early retirement program based on which certain executives meeting age and years of service criteria are entitled to benefits up to a certain amount to the extent that they retire by December 2006. The lump-sum payment to each of the executives that will make use of the above program has been set in the range of sixteen to twenty monthly salaries. The exact number of executives that will make use of the above program is not currently known.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

PUBLIC POWER CORPORATION S.A.

CONDENSED FINANCIAL DATA AND INFORMATION FOR THE YEAR

January 1 2005 -December 31 2005

(published in accordance to the article 135 of the corporate law 2190, for companies who prepare the annual consolidated and stand alone financial statements in accordance to I.A.S.)
The following infromation is a general overview of the financial status of Public Power Corporation S.A. and PPC Group. We recommend to our readers before proceeding to any investing transaction to visit our site where all the financial statements are published, according to IAS, as well as the auditor's report whenever is requested.

COMPANY'S DETAILS

Company's address:	Chalkokondyli 30 - 104 32 Athens
Reg No:	47829/06/B/00/2
Appropriate Authority:	Ministry of Development
Date of approval by the Board of Directors:	March, 28 2006
Certified auditor accountant:	Dimitrios Konstantinou
Audit company:	Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Type of auditors' report:	Opinion with exception
Web site address:	www.dei.gr

Board of Directors:

Maniatakis Dimitrios	Managing Director
Kyriakopoulos Konstantinos	Chairman
David Charalambos	Member
Theodoropoulos Spyridon	Member
Athanasia Paraskevi	Member
Loftsalis Panagiotis	Member
Magirou Evaggelos	Member
Mergos Georgios	Member
Manos Ioannis	Member
Panagopoulos Ioannis	Member
Petrou Anastasios	Member

BALANCE SHEET
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	31.12.2005	31.12.2004	31.12.2005	31.12.2004
ASSETS				
Total non current assets	11.203.136	9.831.529	11.263.829	9.875.045
Materials, spare parts and supplies, net	557.834	582.669	557.834	582.669
Trade receivables	781.617	729.226	782.281	729.845
Other current assets	120.062	64.291	111.237	56.494

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Total assets	**12.662.649**	**11.207.715**	**12.715.181**	**11.244.053**
EQUITY AND LIABILITIES				
Non current liabilities	5.894.469	5.358.399	5.894.469	5.358.399
Short term borrowings	636.080	584.207	636.080	584.204
Other curent liabilities	923.319	1.043.739	923.285	1.043.724
Total liabilities (a)	7.453.868	6.986.345	7.453.834	6.986.327
Share Capital	1.067.200	1.067.200	1.067.200	1.067.200
Other items of shareholders' equity	4.141.581	3.154.170	4.194.147	3.190.526
Total Shareholders' Equity (b)	5.208.781	4.221.370	5.261.347	4.257.726
Minority interests (c)	0	0	0	0
Total Equity (d)=(b)+(c)	5.208.781	4.221.370	5.261.347	4.257.726
TOTAL LIABILITIES AND EQUITY (e)=(a)+(d)	**12.662.649**	**11.207.715**	**12.715.181**	**11.244.053**

STATEMENT OF OPERATIONS
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	01.01-31.12.2005	01.01-31.12.2004	01.01-31.12.2005	01.01-31.12.2004
Sales	4.290.860	4.095.013	4.290.860	4.095.013
Gross operating results	876.907	1.149.581	876.907	1.149.581
Profit before tax, financing and investing activities and depreciation and amortisation	906.789	1.206.808	907.269	1.207.415
Profit before tax, financing and investing activities	343.325	651.478	343.805	652.085
Profit before tax	201.564	502.271	215.050	511.056
Income tax expense	(65.848)	(209.145)	(63.124)	(211.792)
Profit after tax	**135.716**	**293.126**	**151.926**	**299.264**
Distributed to:				
Company's Shareholders	135.716	293.126	151.926	299.264
Minority interests	0	0	0	0
Earnings per share, basic and diluted (in Euro)	0,58	1,26	0,65	1,29
Proposed dividend per share (in Euro)	0,50	0,90	0,50	0,90

CASH FLOW STATEMENT
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	01.01-31.12.2005	01.01-31.12.2004	01.01-31.12.2005	01.01-31.12.2004

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Cash Flows from Operating Activities				
Profit before tax	201.564	502.271	215.050	511.056
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortisation	614.152	668.833	614.152	668.833
Amortisation of customers' contributions and subsidies	(50.688)	(113.503)	(50.688)	(113.503)
Fair value (gain)/ loss of derivative instruments	(14.648)	(8.152)	(14.648)	(8.152)
Expense/ (income) from revaluation of fixed assets	12.767	17.065	12.767	17.065
Share of loss of associates	13.214	8.242	0	0
Interest income	(18.271)	(15.132)	(18.061)	(15.062)
Sundry provisions	31.251	6.912	31.251	6.912
Gain on disposal of fixed assets	0	(7.362)	0	(7.362)
Unrealised foreign exchange losses (gains) on interest bearing loans and borrowings	4.947	6.897	4.947	6.897
Unbilled revenue	(21.558)	(5.475)	(21.558)	(5.475)
Amortisation of loan origination fees	2.157	2.381	2.157	2.381
Interest expense	139.908	149.732	139.908	149.732
Operating profit before working capital changes	914.795	1.212.709	915.277	1.213.322
Increase / (Decrease) in:				
Increase / (Decrease) of materials	29.578	(33.554)	29.578	(33.554)
Increase / (Decrease) of receivables	(66.031)	(37.157)	(66.078)	(37.407)
Increase / (Decrease) of liabilities (excluding banks)	40.593	111.498	40.558	111.515
Minus:				
Provisions	(5.530)	(7.822)	(5.530)	(7.822)
Income tax paid	(178.766)	(189.927)	(178.689)	(189.927)
Interest paid	(135.906)	(149.898)	(135.906)	(149.898)
Net Cash from Operating Activities (a)	598.733	905.849	599.210	906.229
Cash Flows from Investing Activities				
Investements	(386)	(8.000)	(1.700)	(13.000)
Capital expenditure for fixed assets and software	(739.214)	(755.638)	(739.214)	(755.638)
Disposal of fixed assets and software	18.350	7.151	18.350	7.151
Interest received	15.815	10.273	15.624	10.203
Proceeds from customers' contributions and subsidies	189.050	257.967	189.050	257.967
Net Cash used in Investing	(516.385)	(488.247)	(517.890)	(493.317)

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Activities (b)				
Cash Flows from Financing Activities				
Net change in short-term borrowings	(43.150)	129.953	(43.150)	129.950
Proceeds from interest bearing loans and borrowings	585.000	530.000	585.000	530.000
Principal payments of interest bearing loans and borrowings	(405.265)	(914.509)	(405.265)	(914.509)
Dividends paid	(208.828)	(162.468)	(208.828)	(162.468)
Net Cash used in Financing Activities (c)	(72.243)	(417.024)	(72.243)	(417.027)
Net increase / (decrease) in cash and cash equivalents (a)+(b)+(c)	**10.105**	**578**	**9.077**	**(4.115)**
Cash and cash equivalents at beginning of year	**28.071**	**27.493**	**20.274**	**24.389**
Cash and cash equivalents at end of year	**38.176**	**28.071**	**29.351**	**20.274**

STATEMENT OF CHANGES IN EQUITY
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	31.12.2005	**31.12.2004**	**31.12.2005**	**31.12.2004**
Balance at the beginning of the year (1.1.2005 and 1.1.2004, respectively)	4.221.370	3.479.715	4.257.726	3.509.933
Profit after tax	135.716	293.126	151.926	299.264
	4.357.086	**3.772.841**	**4.409.652**	**3.809.197**
Increase / (Decrease) of Share Capital	0	0	0	0
Dividends distributed	(208.800)	(162.400)	(208.800)	(162.400)
Net gains and losses recognised directly in the equity	1.060.495	610.929	1.060.495	610.929
Purchase / (Sale) of own shares	0	0	0	0
Equity at the end of the year (31.12.2005 and 31.12.2004, respectively)	**5.208.781**	**4.221.370**	**5.261.347**	**4.257.726**

Additional data and information:
(Amounts in thousands of Euro)

1. The Group's companies with their respective addresses and participation percentages, that are included in the consolidated financial statements are listed below :

PPC S.A.	Parent	30, Chalkokondyli str. Athens 104

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	Company	32, Greece
PPC Renewable Sources S.A.	100%	56-58, Agisilaou str. Athens 104 36, Greece
PPC Rhodes S.A. (formerly KOZEN HELLAS)	100%	57, Veranzerou str. Athens 104 38, Greece
PPC Telecommunications S.A.	100%	89, Dyrahiou str. Athens 104 43, Greece
PPC Kriti S.A.	100%	56-58, Agisilaou str. Athens 104 36, Greece

The above -mentioned companies have been consolidated.

2. The Parent Company has been audited by the tax authorities up to December 31, 2003. The Group's subsidiaries which are fully consolidated have not been audited by the tax authorities since their establishment, with the exception of PPC Telecommunications S.A. which has been audited by the tax authorities up to December 31, 2002 according to the provisions of Law 3259/2004.
3. a) In accordance with article 15 of Law 3229/2004 the Parent Company proceeded to a revaluation of its real estate assets as of December 31, 2004, conducted by a recognised firm of independent appraisers, in accordance with IFRS and was completed during 2005. The results of the revaluation of Land and Buildings were recorded in the Parent Company's books on December 31, 2004.
   b) In addition, the Parent Company proceeded to a revaluation of its other assets (Machinery, Technical Works and Other equipment) as of December 31, 2004, using the same firm of independent appraisers. The appraisal of the aforementioned assets was completed during the fourth quarter of 2005. This revaluation resulted in a net surplus amounting to Euro 1.403,6 million, which was credited directly to the Parent Company's Equity.
4. There was no change in the accounting principles for the audited financial statements for the year ended December 31, 2004, with the exception of the provision for mines restoration. Until December 31, 2004 the provision for mines restoration was calculated based on the surface disturbed to date and the average cost of restoration per metric unit. From January 1, 2005 the Parent Company adjusted the aforementioned methodology applying IAS 37. The adoption of this methodology caused the following changes as of 31.12.2004: a) Decrease of the accumulated provision by Euro 4,4 million which was credited to retained earnings, and b) creation of an asset and a provision of Euro 14,5 million. In addition, taking into consideration the data as of 31.12.2005, the above mentioned change increased by Euro 0,7 million the accumulated provision as of 31.12.2004 and was charged to the P&L. The Group and the Parent Company have adopted the new standards as well as the revised IAS that have been approved by the EU and for which the implementation date is January 1st, 2005. The adoption of the above new and revised standards by the Group and the Parent Company has not led to any adjustment in the financial statements and the comparative data. Until December 31, 2004 the Group prepared and published consolidated financial statements in accordance with International Financial Reporting Standards, while from January 1, 2005 and for any future publication of interim or annual financial statements, it is required by law to publish the Parent Company's financial statements as well. The Parent Company adopts the same accounting principles with those of the Group, except for the revised IAS 27, according to which the Parent Company evaluates its investments in subsidiaries and associates at cost, except for the cases in which their cost is definitely impaired.
5. There exist no burdens on the Parent Company's fixed assets, the existence of which could materially affect the Parent Company's financial position.
6. Adequate provisions have been established for all litigation.
7. Total payrolls of the Parent Company number 27.394 employees out of which 149 employees work exclusively for the Hellenic Transmission System Operator and for which the Company is compensated. Total payrolls of the Group include 27.395 employees.
8. Sales and purchases of the Parent Company to associated companies (according to IAS 24), for the year ended December 31, 2005 amount to Euro 307.319 and Euro 401.365, respectively. As at December 31, 2005 the balances of receivables and payables of the Parent Company with associated companies amount to Euro 75.081 and Euro 54.908, respectively. Sales and purchases of the Group, cumulatively from the beginning of the financial year and the balances of receivables and payables, that arose from the transactions of the Group with its associated companies (according to IAS 24), at the end of the financial year amount to Euro 307.113, Euro 401.365, Euro 73.602 and Euro 54.908, respectively.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

9. Capital expenditure of the Parent Company for the year, amounted to approximately Euro 739 million.
10. The expenditure for CO_2 emission rights (Euro 12,6 million) shall be deemed as final, only after the issuance of a relevant Joint Ministerial Decision determining the definitive emission allowances to PPC.
11. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organisation (PPC – PIO) has not yet been finalised.
12. A number of Messochora inhabitants on the Acheloos river are opposed to the last environmental permit granted for the Acheloos river diversion to Thessaly, in which PPC S.A.'s Messochora hydroelectric project is included, and to the law relevant to the expropriation of the land to be flooded by the Messochora hydroelectric project. The Parent Company has invested Euro 266 million on this project up to December 31, 2005. The final hearing on the legality of the environmental permit took place on June 4, 2004 and the relevant decision No 1688/2005 (June 3, 2005) issued by the Supreme Court repealed the environmental permit granted to the Acheloos river diversion projects while with decision No 1691/2005 (June 3, 2005) repealed the environmental permit granted to the Messohora ancillary projects. In order to disconnect the Messochora hydroelectric project and the ancillary projects from the Acheloos diversion projects, PPC S.A. prepared a new Environmental Impact Assessment study dealing only with the Messochora hydroelectric project and the three ancillary projects. This study was submitted to the Greek Ministry of Environment, in October 2005, for the issue of New Environmental Terms for the Messochora Hydroelectric Project and the three ancillary projects. The Greek Ministry of Environment commented on the study in November 2005. PPC S.A. following relevant communication with the Ministry resubmitted the above referenced EIA on December 30, 2005 with a well documented position that this hydroelectric project is an independent energy project, having no connection with the Acheloos diversion project. The Company estimates that a new Environmental Permit will be granted and that the project will be completed.
13. The letters that the Parent Company sent to the Suppliers and Contractors, in order to verify the balances, and send them directly to the Certified Auditor Accountant, were not all answered. In addition, the Parent Company continues the procedure of reconciling the small balances of a few Suppliers and Contractors. Furthermore, the Parent Company continues the procedure of clearing and settlement of a small and not important amount of the remaining balances for supplying materials and spare parts contracts.

Athens, March 28 2006

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
KONSTANTINOS A. KYRIAKOPOULOS	DIMITRIOS L. MANIATAKIS	GREGORIS G. ANASTASIADIS	ELEFTHERIOS G. EXAKOUSTIDIS